ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

RECEIVED
2005 OCT 31 A 10:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

IR 01-480049

05012133

82-4345

October 6, 2005

SUPPL

Division of Corporation Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Re: The Siam Commercial Bank Public Company Limited Information Furnished pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

Information furnished to public and filed with the SET:

1. Documents made or required to make public and filed or required to file with the SET translated into English
2. The Bank's Audited Financial Statements for The Quarters and Half Years Ended June 30, 2005

Information furnished to shareholders:

3. Summaries of all press releases and materials published or distributed to shareholders translated into English

Yours sincerely,
Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Senior Vice President
Investor Relations Division

PROCESSED
OCT 31 2005
THOMSON
FINANCIAL

10/31

Investor Relations Division, Finance Group
Tel. (66) 2 544 4222
Email: investor.relations@scb.co.th

RECEIVED
2005 OCT 31 A 10:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheets of The Siam Commercial Bank Public Company Limited as at June 30, 2005 and December 31, 2004, and the related consolidated and Bank's statements of income, changes in shareholders' equity and cash flows for the half years ended June 30, 2005 and 2004. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and Bank's financial statements present fairly, in all material respects, the financial position of The Siam Commercial Bank Public Company Limited and its subsidiaries, and of The Siam Commercial Bank Public Company Limited, as at June 30, 2005 and December 31, 2004, and the results of operations and the cash flows for the half years ended June 30, 2005 and 2004, in conformity with generally accepted accounting principles.

We have also reviewed the consolidated statements of income of The Siam Commercial Bank Public Company Limited and its subsidiaries and the statements of income of The Siam Commercial Bank Public Company Limited for the quarters ended June 30, 2005 and 2004. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and Bank's statements of income referred to in the fourth paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Dr. Suphamit Techamontrikul
Certified Public Accountant (Thailand)
Registration No. 3356
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
August 25, 2005

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

UNIT : BAHT

	Notes	CONSOLIDATED AS AT JUNE 30, 2005	CONSOLIDATED AS AT DECEMBER 31, 2004	BANK AS AT JUNE 30, 2005	BANK AS AT DECEMBER 31, 2004
ASSETS					
CASH		22,450,558,701	19,467,921,676	22,270,591,371	19,326,876,383
INTERBANK AND MONEY MARKET ITEMS	*4.1*				
Domestic items					
Interest bearing		8,932,269,137	9,784,348,443	6,798,606,411	8,619,008,716
Non-interest bearing		1,638,894,450	7,237,590,651	1,481,458,219	7,114,562,747
Foreign items					
Interest bearing		39,960,511,964	39,512,662,790	36,968,345,758	36,443,188,541
Non-interest bearing		4,743,455,284	1,902,375,286	4,029,509,131	1,423,028,386
Total interbank and money market items		55,275,130,835	58,436,977,170	49,277,919,519	53,599,788,390
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	*4.2*	600,000,000	9,000,000,000	600,000,000	9,000,000,000
INVESTMENTS	*4.3*				
Short-term investments - net		40,322,276,716	37,607,890,725	34,513,571,367	30,122,819,488
Long-term investments - net		76,160,012,488	84,397,057,875	74,136,185,268	81,939,342,556
Investments in subsidiaries and associated companies - net		4,818,906,772	4,324,832,473	18,177,814,256	18,706,393,739
Total investments - net		121,301,195,976	126,329,781,073	126,827,570,891	130,768,555,783
LOANS AND ACCRUED INTEREST RECEIVABLES					
Loans	*4.4*	587,641,424,840	559,922,831,638	582,366,964,851	555,450,323,587
Accrued interest receivables		1,347,583,989	1,377,164,289	1,314,768,744	1,294,557,796
Total loans and accrued interest receivables		588,989,008,829	561,299,995,927	583,681,733,595	556,744,881,383
Less Allowance for doubtful accounts	*4.4.5, 4.5*	(59,356,327,877)	(59,670,028,749)	(54,039,051,872)	(57,273,912,164)
Less Revaluation allowance for debt restructured	*4.6*	(2,997,266,359)	(4,395,811,091)	(2,775,911,000)	(4,136,594,000)
Net loans and accrued interest receivables		526,635,414,593	497,234,156,087	526,866,770,723	495,334,375,219
PROPERTIES FORECLOSED - NET	*4.8*	13,298,805,052	12,722,937,967	13,169,230,442	12,403,333,828
CUSTOMERS' LIABILITY UNDER ACCEPTANCES		404,773,086	366,510,600	404,773,086	366,510,600
PREMISES AND EQUIPMENT - NET	*4.9*	26,542,336,696	26,530,715,518	21,755,733,462	21,690,413,939
NET INTER-ACCOUNT BALANCE		717,830,081	714,929,408	717,830,081	714,929,408
ASSETS PENDING TRANSFER	*4.10*	5,960,567,848	3,425,861,588	5,926,434,035	3,404,964,099
LEGAL EXECUTION		2,442,283,389	2,442,791,130	2,442,283,389	2,442,791,130
OTHER ASSETS - NET	*4.11*	7,507,987,409	8,220,993,212	4,571,419,795	5,772,724,954
TOTAL ASSETS		783,136,883,666	764,893,575,429	774,830,556,794	754,825,263,733

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

(CONTINUED)

UNIT : BAHT

	Notes	CONSOLIDATED AS AT JUNE 30, 2005	CONSOLIDATED AS AT DECEMBER 31, 2004	BANK AS AT JUNE 30, 2005	BANK AS AT DECEMBER 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS	*4.12*				
Deposits in Baht		612,169,137,464	618,039,733,089	612,539,840,444	616,221,979,672
Deposits in foreign currencies		13,920,428,244	12,121,506,274	10,143,910,374	8,496,256,294
Total deposits		626,089,565,708	630,161,239,363	622,683,750,818	624,718,235,966
INTERBANK AND MONEY MARKET ITEMS	*4.13*				
Domestic items					
Interest bearing		20,044,394,201	11,372,540,413	20,044,394,201	11,185,445,774
Non-interest bearing		2,351,063,698	3,034,833,086	2,508,324,420	3,174,852,094
Foreign items					
Interest bearing		42,509,139	229,100,525	157,342,921	307,402,487
Non-interest bearing		610,909,389	290,493,882	623,063,995	300,385,478
Total interbank and money market items		23,048,876,427	14,926,967,906	23,333,125,537	14,968,085,833
LIABILITIES PAYABLE ON DEMAND		3,685,755,855	3,246,902,529	3,650,816,244	3,246,196,684
BORROWINGS	*4.14*				
Short-term borrowings		8,564,256,467	-	8,264,256,467	-
Long-term borrowings		8,887,861,754	16,601,314,825	8,887,861,754	16,210,314,825
Total borrowings		17,452,118,221	16,601,314,825	17,152,118,221	16,210,314,825
BANK'S LIABILITIES UNDER ACCEPTANCES		404,773,086	366,510,600	404,773,086	366,510,600
INTEREST PAYABLE ON DEPOSITS		807,210,953	981,401,993	806,761,799	980,678,537
LIABILITIES PENDING TRANSFER	*4.15*	3,638,287,670	1,698,659,627	3,624,115,427	1,689,585,639
PAYABLES FROM PURCHASES OF INVESTMENTS		8,064,746,117	4,903,069,144	8,064,746,117	4,903,069,144
OTHER LIABILITIES	*4.16*	14,718,845,329	8,908,966,008	10,772,638,650	5,709,624,903
TOTAL LIABILITIES		697,910,179,366	681,795,031,995	690,492,845,899	672,792,302,131

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

(CONTINUED)

UNIT : BAHT

	Notes	CONSOLIDATED AS AT JUNE 30, 2005	CONSOLIDATED AS AT DECEMBER 31, 2004	BANK AS AT JUNE 30, 2005	BANK AS AT DECEMBER 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
SHARE CAPITAL	*4.17*				
Authorized share capital					
5,221,758,139 preferred shares of Baht 10 each (December 31, 2004 : 5,454,927,639 shares of Baht 10 each)		52,217,581,390	54,549,276,390	52,217,581,390	54,549,276,390
1,778,241,861 ordinary shares of Baht 10 each (December 31, 2004 : 1,545,072,361 shares of Baht 10 each)		17,782,418,610	15,450,723,610	17,782,418,610	15,450,723,610
Issued and fully paid-up share capital					
1,619,164,391 preferred shares of Baht 10 each (December 31, 2004 : 1,650,271,633 shares of Baht 10 each)		16,191,643,910	16,502,716,330	16,191,643,910	16,502,716,330
1,750,608,587 ordinary shares of Baht 10 each (December 31, 2004 : 1,695,226,594 shares of Baht 10 each)		17,506,085,870	16,952,265,940	17,506,085,870	16,952,265,940
PREMIUM ON PREFERRED SHARES		6,331,663,349	6,453,306,701	6,331,663,349	6,453,306,701
PREMIUM ON ORDINARY SHARES		4,204,142,477	3,597,003,634	4,204,142,477	3,597,003,634
REVALUATION SURPLUS ON LAND APPRAISAL		4,607,293,072	4,607,293,072	4,607,293,072	4,607,293,072
REVALUATION SURPLUS ON PREMISES APPRAISAL		3,554,749,146	3,610,448,823	3,554,749,146	3,610,448,823
REVALUATION SURPLUS ON INVESTMENTS		2,694,023,492	3,688,561,169	2,694,023,492	3,688,561,169
FOREIGN CURRENCY TRANSLATION		(34,090,695)	(112,727,571)	(34,090,695)	(112,727,571)
UNREALIZED GAIN RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY OF AN ASSOCIATED COMPANY TO THE PUBLIC IN EXCESS OF PAR VALUE		48,336,794	48,365,306	48,336,794	48,365,306

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEETS

(CONTINUED)

UNIT : BAHT

	Notes	CONSOLIDATED AS AT JUNE 30, 2005	CONSOLIDATED AS AT DECEMBER 31, 2004	BANK AS AT JUNE 30, 2005	BANK AS AT DECEMBER 31, 2004
LIABILITIES AND SHAREHOLDERS' EQUITY					
(CONTINUED)					
RETAINED EARNINGS					
Appropriated					
Legal reserve	*4.18*	1,547,423,832	1,547,423,832	1,547,423,832	1,547,423,832
Unappropriated		27,686,439,648	25,138,304,366	27,686,439,648	25,138,304,366
TOTAL SHAREHOLDERS' EQUITY OF THE BANK		84,337,710,895	82,032,961,602	84,337,710,895	82,032,961,602
MINORITY INTEREST		888,993,405	1,065,581,832	-	-
TOTAL SHAREHOLDERS' EQUITY		85,226,704,300	83,098,543,434	84,337,710,895	82,032,961,602
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		783,136,883,666	764,893,575,429	774,830,556,794	754,825,263,733
OFF-BALANCE SHEET ITEMS - CONTINGENCIES	*4.20*				
AVALS TO BILLS AND GUARANTEES OF LOANS		4,153,977,114	3,647,447,318	4,153,977,114	3,647,447,318
LIABILITY UNDER UNMATURED IMPORT BILLS		3,414,266,659	4,107,001,612	3,414,266,659	4,107,001,612
LETTER OF CREDIT		10,895,153,589	9,827,417,311	10,814,027,952	9,765,259,648
OTHER CONTINGENCIES		866,680,284,757	698,783,167,566	866,276,383,324	698,528,279,998

The notes to the financial statements form an integral part of these statements

....	....
(Khunying Jada Wattanasiritham)	(Mr. Vichit Suraphongchai)
President and Chief Executive Officer	Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30, 2005 AND 2004

UNIT : BAHT

		CONSOLIDATED		BANK	
	Notes	2005	2004	2005	2004
INTEREST AND DIVIDEND INCOME	*5.1*				
Interest on loans		12,083,982,648	9,966,311,302	12,036,934,120	9,835,031,424
Interest on interbank and money market items		899,229,739	497,296,710	842,841,981	466,876,211
Investments		2,115,382,196	2,563,657,059	1,972,894,998	2,383,025,185
Total Interest and Dividend Income		15,098,594,583	13,027,265,071	14,852,671,099	12,684,932,820
INTEREST EXPENSES					
Interest on deposits		2,398,246,118	2,485,100,727	2,387,013,081	2,465,090,328
Interest on interbank and money market items		145,875,008	39,057,159	144,186,775	37,101,003
Interest on short-term borrowings		5,803,183	63,748,101	5,803,183	63,748,100
Interest on long-term borrowings		436,588,729	478,457,609	436,588,729	460,289,297
Total Interest Expenses		2,986,513,038	3,066,363,596	2,973,591,768	3,026,228,728
Net Interest and Dividend Income		12,112,081,545	9,960,901,475	11,879,079,331	9,658,704,092
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL	*4.5, 5.2*	637,678,185	(311,216,750)	600,000,000	(406,455,140)
LOSS ON DEBT RESTRUCTURING	*4.4.9, 5.3*	-	1,666,188,980	-	1,606,455,140
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring		11,474,403,360	8,605,929,245	11,279,079,331	8,458,704,092
NON-INTEREST INCOME					
Gain on investments	*5.4*	335,800,881	5,726,387,079	302,215,810	5,674,084,471
Income from equity interest in subsidiaries and/or associated companies		237,530,761	327,422,939	648,193,734	635,420,040
Fees and service income					
Acceptances, avals and guarantees		362,495,775	384,807,756	362,657,408	385,043,925
Others		4,572,784,853	3,475,403,571	4,354,424,127	3,284,642,287
Gain on exchanges		891,501,885	855,440,703	898,129,098	856,560,496
Other income		2,106,109,867	1,428,609,641	637,668,795	82,599,013
Total Non-Interest Income		8,506,224,022	12,198,071,689	7,203,288,972	10,918,350,232

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2005 AND 2004

UNIT : BAHT

		CONSOLIDATED		BANK	
	Notes	**2005**	**2004**	**2005**	**2004**
NON-INTEREST EXPENSES					
Personnel expenses		3,795,599,116	3,164,510,564	3,237,852,082	2,651,743,753
Premises and equipment expenses		2,563,421,044	2,011,485,668	2,156,110,587	1,658,651,941
Taxes and duties		626,676,506	560,668,930	621,599,490	552,335,531
Fees and service expenses		942,994,813	763,138,340	1,059,852,748	786,837,098
Directors' remuneration	*5.5*	66,091,741	60,508,437	56,282,856	49,498,004
Contributions to the Financial Institutions Development Fund		1,257,616,195	1,232,923,288	1,257,616,195	1,227,033,375
Other expenses		1,290,469,091	1,073,520,794	882,466,096	722,674,392
Total Non-Interest Expenses		10,542,868,506	8,866,756,021	9,271,780,054	7,648,774,094
INCOME BEFORE INCOME TAX		9,437,758,876	11,937,244,913	9,210,588,249	11,728,280,230
LESS INCOME TAX	*5.6*	158,207,204	139,207,459	81,942	999,600
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		9,279,551,672	11,798,037,454	9,210,506,307	11,727,280,630
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		69,045,365	70,756,824	-	-
NET INCOME		9,210,506,307	11,727,280,630	9,210,506,307	11,727,280,630
BASIC EARNINGS PER SHARE	*5.7*	3.45	6.38	3.45	6.38
DILUTED EARNINGS PER SHARE	*5.7*	2.71	3.45	2.71	3.45

The notes to the financial statements form an integral part of these statements

....	....
(Khunying Jada Wattanasiritham)	(Mr. Vichit Suraphongchai)
President and Chief Executive Officer	Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2005 AND 2004

UNIT : BAHT

		CONSOLIDATED		BANK	
	Notes	**2005**	**2004**	**2005**	**2004**
NON-INTEREST EXPENSES					
Personnel expenses		3,795,599,116	3,164,510,564	3,237,852,082	2,651,743,753
Premises and equipment expenses		2,563,421,044	2,011,485,668	2,156,110,587	1,658,651,941
Taxes and duties		626,676,506	560,668,930	621,599,490	552,335,531
Fees and service expenses		942,994,813	763,138,340	1,059,852,748	786,837,098
Directors' remuneration	*5.5*	66,091,741	60,508,437	56,282,856	49,498,004
Contributions to the Financial Institutions Development Fund		1,257,616,195	1,232,923,288	1,257,616,195	1,227,033,375
Other expenses		1,290,469,091	1,073,520,794	882,466,096	722,674,392
Total Non-Interest Expenses		10,542,868,506	8,866,756,021	9,271,780,054	7,648,774,094
INCOME BEFORE INCOME TAX		9,437,758,876	11,937,244,913	9,210,588,249	11,728,280,230
LESS INCOME TAX	*5.6*	158,207,204	139,207,459	81,942	999,600
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		9,279,551,672	11,798,037,454	9,210,506,307	11,727,280,630
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		69,045,365	70,756,824	-	-
NET INCOME		9,210,506,307	11,727,280,630	9,210,506,307	11,727,280,630
BASIC EARNINGS PER SHARE	*5.7*	3.45	6.38	3.45	6.38
DILUTED EARNINGS PER SHARE	*5.7*	2.71	3.45	2.71	3.45

The notes to the financial statements form an integral part of these statements

....	....
(Khunying Jada Wattanasiritham)	(Mr. Vichit Suraphongchai)
President and Chief Executive Officer	Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30, 2005 AND 2004

"UNAUDITED"

UNIT : BAHT

		CONSOLIDATED		BANK	
	Notes	**2005**	**2004**	**2005**	**2004**
INTEREST AND DIVIDEND INCOME					
Interest on loans		6,224,905,210	5,293,041,763	6,243,637,532	5,226,338,590
Interest on interbank and money market items		464,798,004	220,692,904	432,203,641	208,071,089
Investments		835,291,168	1,079,375,295	757,184,949	988,178,641
Total Interest and Dividend Income		7,524,994,382	6,593,109,962	7,433,026,122	6,422,588,320
INTEREST EXPENSES					
Interest on deposits		1,190,644,008	1,237,622,233	1,192,692,718	1,227,052,303
Interest on interbank and money market items		88,288,215	19,378,725	87,683,567	22,452,491
Interest on short-term borrowings		5,653,320	25,810,303	5,653,320	25,767,655
Interest on long-term borrowings		214,256,477	244,964,088	223,323,977	233,256,409
Total Interest Expenses		1,498,842,020	1,527,775,349	1,509,353,582	1,508,528,858
Net Interest and Dividend Income		6,026,152,362	5,065,334,613	5,923,672,540	4,914,059,462
BAD DEBT AND DOUBTFUL ACCOUNTS		345,444,498	645,894,441	300,000,000	596,475,000
LOSS ON DEBT RESTRUCTURING		-	65,650,897	-	3,525,000
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring		5,680,707,864	4,353,789,275	5,623,672,540	4,314,059,462
NON-INTEREST INCOME					
Gain on investments		(171,237,263)	2,056,163,662	(172,857,353)	2,039,276,966
Income from equity interest in subsidiaries and/or associated companies		94,854,838	169,397,998	264,288,588	110,444,103
Fees and service income					
Acceptances, avals and guarantees		181,432,049	222,576,962	181,226,852	222,648,534
Others		2,320,847,791	1,734,720,568	2,157,394,602	1,640,338,817
Gain on exchanges		483,534,161	318,740,471	490,402,130	322,536,736
Other income		1,003,715,801	697,437,496	269,887,609	64,924,309
Total Non-Interest Income		3,913,147,377	5,199,037,157	3,190,342,428	4,400,169,465

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED JUNE 30, 2005 AND 2004

"UNAUDITED"

UNIT : BAHT

		CONSOLIDATED		BANK	
	Notes	**2005**	**2004**	**2005**	**2004**
NON-INTEREST EXPENSES					
Personnel expenses		1,769,692,444	1,516,914,679	1,508,652,213	1,224,757,627
Premises and equipment expenses		1,355,191,991	1,096,898,003	1,146,581,335	917,447,719
Taxes and duties		307,569,975	286,703,403	306,953,668	282,523,258
Fees and service expenses		480,746,636	318,417,207	517,301,572	353,789,262
Directors' remuneration		46,513,958	48,116,509	38,682,856	39,418,004
Contributions to the Financial Institutions Development Fund		626,680,742	616,461,644	628,808,097	613,516,688
Other expenses		641,042,295	670,532,857	394,600,279	412,289,897
Total Non-Interest Expenses		5,227,438,041	4,554,044,302	4,541,580,020	3,843,742,455
INCOME BEFORE INCOME TAX		4,366,417,200	4,998,782,130	4,272,434,948	4,870,486,472
LESS INCOME TAX		70,507,609	105,172,319	-	999,600
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		4,295,909,591	4,893,609,811	4,272,434,948	4,869,486,872
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES		23,474,643	24,122,939	-	-
NET INCOME		4,272,434,948	4,869,486,872	4,272,434,948	4,869,486,872
BASIC EARNINGS PER SHARE	5.7	0.59	1.65	0.59	1.65
DILUTED EARNINGS PER SHARE	5.7	1.26	1.43	1.26	1.43

The notes to the financial statements form an integral part of these statements

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Mr. Vichit Suraphongchai)
Chairman of the Executive Committee

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE HALF YEARS ENDED JUNE 30, 2005 AND 2004

UNIT : BAHT

CONSOLIDATED

	Notes	Issued and fully paid-up share capital		Premium on		Share subscriptions received in advance	Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from the sale of shares of a subsidiary of an associated company to the public in excess of par value	Retained Earnings		Minority interest	Total
		Preferred shares	Ordinary shares	Preferred shares	Ordinary shares							Appropriated Legal reserve	Unappropriated		
alance as at December 31, 2003		17,776,264,320	13,854,272,610	4,055,906,665	1,370,851,609	-	4,620,995,697	3,726,454,253	17,598,757,269	(102,286,381)	50,123,404	622,988,252	11,949,780,324	1,134,406,628	76,658,514,650
evaluation surplus on land and premises appraisal		-	-	-	-	-	(5,000)	(56,512,631)	-	-	-	-	-	-	(56,517,631)
evaluation surplus on investments		-	-	-	-	-	-	-	(11,184,411,252)	-	-	-	-	-	(11,184,411,252)
oreign currency translation		-	-	-	-	-	-	-	-	41,964,821	-	-	-	-	41,964,821
nrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value		-	-	-	-	-	-	-	-	-	1,022,811	-	-	-	1,022,811
Balance including items unrealized in the statement of income		17,776,264,320	13,854,272,610	4,055,906,665	1,370,851,609	-	4,620,990,697	3,669,941,622	6,414,346,017	(60,321,560)	51,146,215	622,988,252	11,949,780,324	1,134,406,628	65,460,573,399
et income		-	-	-	-	-	-	-	-	-	-	-	11,727,280,630	-	11,727,280,630
ividend paid	4.19	-	-	-	-	-	-	-	-	-	-	-	(4,486,882,768)	-	(4,486,882,768)
onversion of warrants to preferred shares		15,611,990	-	44,806,411	-	-	-	-	-	-	-	-	-	-	60,418,401
onversion of preferred shares and subordinated convertible bonds to ordinary shares		(734,642,040)	1,233,255,090	(169,034,268)	1,166,261,218	-	-	-	-	-	-	-	-	-	1,495,840,000
hare subscriptions received in advance		-	-	-	-	4,275,139,000	-	-	-	-	-	-	-	-	4,275,139,000
epreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	-	55,752,698	-	55,752,698
inority interest		-	-	-	-	-	-	-	-	-	-	-	-	(91,952,957)	(91,952,957)
alance as at June 30, 2004		17,057,234,270	15,087,527,700	3,931,678,808	2,537,112,827	4,275,139,000	4,620,990,697	3,669,941,622	6,414,346,017	(60,321,560)	51,146,215	622,988,252	19,245,930,884	1,042,453,671	78,496,168,403

e notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
FOR THE HALF YEARS ENDED JUNE 30, 2005 AND 2004

UNIT : BAHT

CONSOLIDATED

	Notes	Issued and fully paid-up share capital: Preferred shares	Issued and fully paid-up share capital: Ordinary shares	Premium on: Preferred shares	Premium on: Ordinary shares	Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from the sale of shares of a subsidiary of an associated company to the public in excess of par value	Retained Earnings: Appropriated Legal reserve	Retained Earnings: Unappropriated	Minority interest	Total
Balance as at December 31, 2004		16,502,716,330	16,952,265,940	6,453,306,701	3,597,003,634	4,607,293,072	3,610,448,823	3,688,561,169	(112,727,571)	48,365,306	1,547,423,832	25,138,304,366	1,065,581,832	83,098,543,434
Revaluation surplus on land and premises appraisal		-	-	-	-	-	(55,699,677)	-	-	-	-	-	-	(55,699,677)
Revaluation surplus on investments		-	-	-	-	-	-	(994,537,677)	-	-	-	-	-	(994,537,677)
Foreign currency translation		-	-	-	-	-	-	-	78,636,876	-	-	-	-	78,636,876
Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value		-	-	-	-	-	-	-	-	(28,512)	-	-	-	(28,512)
Balance including items unrealized in the statement of income		16,502,716,330	16,952,265,940	6,453,306,701	3,597,003,634	4,607,293,072	3,554,749,146	2,694,023,492	(34,090,695)	48,336,794	1,547,423,832	25,138,304,366	1,065,581,832	82,126,914,444
Net income		-	-	-	-	-	-	-	-	-	-	9,210,506,307	-	9,210,506,307
Dividend paid	*4.19*	-	-	-	-	-	-	-	-	-	-	(6,718,035,217)	-	(6,718,035,217)
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(311,072,420)	553,819,930	(121,643,352)	607,138,843	-	-	-	-	-	-	-	-	728,243,001
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	55,664,192	-	55,664,192
Minority interest		-	-	-	-	-	-	-	-	-	-	-	(176,588,427)	(176,588,427)
Balance as at June 30, 2005		16,191,643,910	17,506,085,870	6,331,663,349	4,204,142,477	4,607,293,072	3,554,749,146	2,694,023,492	(34,090,695)	48,336,794	1,547,423,832	27,686,439,648	888,993,405	85,226,704,300

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
FOR THE HALF YEARS ENDED JUNE 30, 2005 AND 2004

UNIT : BAHT

		BANK												
		Issued and fully paid-up share capital		Premium on		Share subscriptions received in advance	Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from the sale of shares of a subsidiary of an associated company to the public in excess of par value	Retained Earnings		Total
	Notes	Preferred shares	Ordinary shares	Preferred shares	Ordinary shares							Appropriated Legal reserve	Unappropriated	
Balance as at December 31, 2003		17,776,264,320	13,854,272,610	4,055,906,665	1,370,851,609	-	4,620,995,697	3,726,454,253	17,598,757,269	(102,286,381)	50,123,404	622,988,252	11,949,780,324	75,524,108,022
Revaluation surplus on land and premises appraisal		-	-	-	-	-	(5,000)	(56,512,631)	-	-	-	-	-	(56,517,631)
Revaluation surplus on investments		-	-	-	-	-	-	-	(11,184,411,252)	-	-	-	-	(11,184,411,252)
Foreign currency translation		-	-	-	-	-	-	-	-	41,964,821	-	-	-	41,964,821
Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value		-	-	-	-	-	-	-	-	-	1,022,811	-	-	1,022,811
Balance including items unrealized in the statement of income		17,776,264,320	13,854,272,610	4,055,906,665	1,370,851,609	-	4,620,990,697	3,669,941,622	6,414,346,017	(60,321,560)	51,146,215	622,988,252	11,949,780,324	64,326,166,771
Net income		-	-	-	-	-	-	-	-	-	-	-	11,727,280,630	11,727,280,630
Dividend paid	*4.19*	-	-	-	-	-	-	-	-	-	-	-	(4,486,882,768)	(4,486,882,768)
Conversion of warrants to preferred shares		15,611,990	-	44,806,411	-	-	-	-	-	-	-	-	-	60,418,401
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(734,642,040)	1,233,255,090	(169,034,268)	1,166,261,218	-	-	-	-	-	-	-	-	1,495,840,000
Share subscriptions received in advance		-	-	-	-	4,275,139,000	-	-	-	-	-	-	-	4,275,139,000
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	-	55,752,698	55,752,698
Balance as at June 30, 2004		17,057,234,270	15,087,527,700	3,931,678,808	2,537,112,827	4,275,139,000	4,620,990,697	3,669,941,622	6,414,346,017	(60,321,560)	51,146,215	622,988,252	19,245,930,884	77,453,714,732

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
FOR THE HALF YEARS ENDED JUNE 30, 2005 AND 2004

UNIT : BAHT

	Notes	BANK											
		Issued and fully paid-up share capital		Premium on		Revaluation surplus on land appraisal	Revaluation surplus on premises appraisal	Revaluation surplus on investment	Foreign currency translation	Unrealized gain resulting from the sale of shares of a subsidiary of an associated company to the public in excess of par value	Retained Earnings		Total
		Preferred shares	Ordinary shares	Preferred shares	Ordinary shares						Appropriated Legal reserve	Unappropriated	
Balance as at December 31, 2004		16,502,716,330	16,952,265,940	6,453,306,701	3,597,003,634	4,607,293,072	3,610,448,823	3,688,561,169	(112,727,571)	48,365,306	1,547,423,832	25,138,304,366	82,032,961,602
Revaluation surplus on land and premises appraisal		-	-	-	-	-	(55,699,677)	-	-	-	-	-	(55,699,677)
Revaluation surplus on investments		-	-	-	-	-	-	(994,537,677)	-	-	-	-	(994,537,677)
Foreign currency translation		-	-	-	-	-	-	-	78,636,876	-	-	-	78,636,876
Unrealized gain resulting from the sale of a subsidiary's shares of an associated company in excess of par value		-	-	-	-	-	-	-	-	(28,512)	-	-	(28,512)
Balance including items unrealized in the statement of income		16,502,716,330	16,952,265,940	6,453,306,701	3,597,003,634	4,607,293,072	3,554,749,146	2,694,023,492	(34,090,695)	48,336,794	1,547,423,832	25,138,304,366	81,061,332,612
Net income		-	-	-	-	-	-	-	-	-	-	9,210,506,307	9,210,506,307
Dividend paid	*4.19*	-	-	-	-	-	-	-	-	-	-	(6,718,035,217)	(6,718,035,217)
Conversion of preferred shares and subordinated convertible bonds to ordinary shares		(311,072,420)	553,819,930	(121,643,352)	607,138,843	-	-	-	-	-	-	-	728,243,001
Depreciation of revaluation surplus on premises		-	-	-	-	-	-	-	-	-	-	55,664,192	55,664,192
Balance as at June 30, 2005		16,191,643,910	17,506,085,870	6,331,663,349	4,204,142,477	4,607,293,072	3,554,749,146	2,694,023,492	(34,090,695)	48,336,794	1,547,423,832	27,686,439,648	84,337,710,895

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED JUNE 30, 2005 AND 2004

UNIT : BAHT

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	9,210,506,307	11,727,280,630	9,210,506,307	11,727,280,630
Items to reconcile net income to cash received (paid) from				
operating activities:				
Depreciation and amortization	927,142,817	716,442,181	736,498,289	526,908,057
Bad debt and doubtful accounts (reversal)	637,678,185	(311,216,750)	600,000,000	(406,455,140)
Loss on debt restructuring	-	1,666,188,980	-	1,606,455,140
Loss from diminution in value and reserve for selling expense				
of property foreclosed	-	2,091,339	-	-
Reversal of impairment of investment in securities	(297,133,411)	(1,045,269,192)	(300,808,616)	(1,045,269,192)
Loss (gain) on sales of investments	(620,982,475)	185,764,606	(600,654,860)	215,322,948
Loss (gain) on transferring investment portfolio	601,157,714	(4,845,350,026)	601,157,714	(4,845,350,026)
Gain on sales of premises and equipment	(17,939,576)	(5,689,310)	(13,477,567)	(3,781,871)
Loss (gain) on sales of property foreclosed	(406,588,088)	2,908,178	(408,728,088)	2,752,012
Gain on exchange	(891,501,885)	(855,440,703)	(898,129,097)	(856,560,496)
Unrealized loss (gain) on revaluation of securities	(18,842,709)	(21,532,467)	(1,910,047)	1,211,799
Amortization of goodwill	(1,181,476)	2,754,362	-	-
Increase (decrease) in accrued interest and dividend income	(785,624,415)	175,157,954	(844,257,447)	278,051,607
Decrease in accrued interest payable	(72,121,184)	(425,813,572)	(72,566,357)	(425,128,620)
Increase in other accrued expenses	490,324,746	315,975,749	443,146,559	211,318,728
Income from equity interest in subsidiaries and/or				
associated companies	(237,530,762)	(327,422,939)	(648,193,734)	(635,420,040)
Minority interest in net income of subsidiaries	69,045,366	70,756,824	-	-
Income from operations before changes in operating assets and liabilities	8,586,409,154	7,027,585,844	7,802,583,056	6,351,335,536
Operating assets (increase) decrease				
Interbank and money market items	3,347,792,730	4,622,586,320	4,505,240,863	5,766,072,308
Securities purchased under resale agreements	8,400,000,000	30,100,000,000	8,400,000,000	30,100,000,000
Securities for trading	159,404,225	2,597,568,914	(235,751,933)	5,959,123,842
Loans and accrued interest receivables	(32,134,901,612)	(56,672,046,390)	(34,118,346,123)	(57,357,105,715)
Properties foreclosed	1,654,647,703	1,051,422,828	1,464,169,006	972,747,342
Other assets	(573,051,236)	2,534,298,381	(58,096,745)	1,642,711,355

The notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2005 AND 2004

UNIT : BAHT

	CONSOLIDATED		BANK	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES (continued)				
Operating liabilities increase (decrease)				
Deposits	(4,071,673,655)	4,402,433,190	(2,034,485,149)	4,435,014,094
Interbank and money market items	8,121,908,521	5,493,369,097	8,365,039,704	5,329,461,977
Liabilities payable on demand	438,853,326	(46,313,341)	404,619,560	(43,786,976)
Securities sold under repurchase agreements	-	3,990,000,000	-	4,000,000,000
Short-term borrowings	2,359,077,000	(3,778,152,786)	2,059,077,000	(3,778,152,786)
Other liabilities	10,321,971,190	(2,817,718,203)	9,617,940,507	(1,678,852,829)
Net cash provided by (used in) operating activities	6,610,437,346	(1,494,966,146)	6,171,989,746	1,698,568,148
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of available-for-sale securities	(103,565,132,855)	(94,117,046,120)	(99,697,711,985)	(89,379,260,196)
Proceeds from sales of available-for-sale securities	111,196,195,125	88,619,611,069	106,186,816,470	84,036,196,416
Purchases of held-to-maturity securities	(7,669,137,159)	(4,626,386,141)	(8,283,356,118)	(4,561,787,446)
Proceeds from redemption of held-to-maturity securities	4,899,134,661	9,926,680,652	4,891,718,048	9,742,406,258
Purchases of general securities	(133,788,751)	(145,912,224)	(91,899,130)	(79,144,870)
Proceeds from sales of general securities	373,134,353	297,091,069	370,780,891	297,094,099
Purchases of investments in subsidiaries and/or associated companie	(2,210,188,612)	(75,992,014)	(516,822,747)	(3,470,000,000)
Proceeds from sales of investments in subsidiaries and/or associated companies	2,094,555,375	489,197,799	2,082,055,375	489,197,799
Purchases of premises and equipment	(1,724,056,514)	(1,207,035,095)	(1,594,210,764)	(1,071,204,542)
Proceeds from sales of premises and equipment	862,449,601	19,477,607	857,301,852	13,542,146
Net cash provided by (used in) investing activities	4,123,165,224	(820,313,398)	4,204,671,892	(3,982,960,336)
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowings	(1,111,567,204)	(4,687,326)	(720,567,204)	(4,595,229)
Preferred shares increased from conversion of warrants	-	15,611,990	-	15,611,990
Premium on preferred shares increased from conversion of warrants	-	44,806,411	-	44,806,411
Share subscription received in advance	-	4,275,139,000	-	4,275,139,000
Dividend paid	(6,718,035,217)	(4,486,882,768)	(6,718,035,217)	(4,486,882,768)
Net cash used in financing activities	(7,829,602,421)	(156,012,693)	(7,438,602,421)	(155,920,596)
Increase in foreign currency translation	78,636,876	41,964,821	5,655,771	992,577
Net increase (decrease) in cash and cash equivalents	2,982,637,025	(2,429,327,416)	2,943,714,988	(2,439,320,207)
Cash and cash equivalents as at January 1,	19,467,921,676	13,190,309,771	19,326,876,383	13,058,940,221
Cash and cash equivalents as at June 30,	22,450,558,701	10,760,982,355	22,270,591,371	10,619,620,014

The notes to the financial statements form an integral part of these statements

Documents made or required making public and filed or required to file with the SET translated into English. Below are lists of information furnished to public and filed with the SET since May 2005 to September 2005.

Document No.	Date Published or Distributed	Document
1	Sep 21, 2005	Summary statement of assets and liabilities as of August 31, 2005
2	Sep 6, 2005	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares
3	Aug 29, 2005	Management discussion & analysis for quarter 2/2005 ended June 30, 2005
4	Aug 19, 2005	Summary statement of assets and liabilities as of July 31, 2005
5	Aug 16, 2005	Divestment in ordinary shares of Puen Pob Paet Co.,Ltd.
6	Jul 21, 2005	The result of conversion of subordinated convertible debentures into ordinary shares
7	Jul 20, 2005	Summary statement of assets and liabilities as of June 30, 2005
8	Jul 19, 2005	Press release of 2Q/2005 operating result
9	Jul 12, 2005	The correction of the reported result of conversion of preferred shares into ordinary shares
10	Jul 5, 2005	The result of conversion of preferred shares into ordinary shares
11	Jul 4, 2005	Divestment in ordinary shares of Chao Khun Agro Products Co.,Ltd
12	Jul 4, 2005	Divestment in ordinary shares of BNH Medical Center Co.,Ltd
13	Jun 29, 2005	Divestment in ordinary shares of convertible preferred shares of the Book Club Finance PCL.
14	Jun 28, 2005	Investment in ordinary shares of Chao Khun Agro Products Co.,Ltd
15	Jun 22, 2005	Summary statement of assets and liabilities as of May 31, 2005
16	Jun 15, 2005	Investment in ordinary shares of Phoenix Land Development Co.,Ltd
17	Jun 9, 2005	Issuance of short-term debentures
18	Jun 6, 2005	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares
19	May 20, 2005	Summary statement of assets and liabilities as of April 30, 2005
20	May 13, 2005	Management Discussion & Analysis for Quarter 1/2005 ended March 31,2005

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of August 31, 2005

Assets	Baht	Liabilities	Baht
Cash	18,320,910,739.28	Deposits	647,821,858,263.05
Interbank and money market items	74,472,177,359.14	Interbank and money market items	22,097,626,477.81
Securities purchased under resale agreements	7,500,000,000.00	Liabilities payable on demand	2,944,963,285.70
Investments in securities, net	123,570,633,992.89	Securities sold under repurchase agreements	-
(with obligations Baht 19,542,750,000.00)		Borrowings	17,410,398,228.71
Credit advances (net of allowance for doubtful accounts)	523,537,913,467.44	Bank's liabilities under acceptances	467,660,296.67
Accrued interest receivables	1,493,163,682.71	Other liabilities	27,233,951,980.65
Properties foreclosed	13,801,144,053.82	**Total Liabilities**	**717,976,458,532.59**
Customers' liabilities under acceptances	467,660,296.67	**Shareholders' Equity**	
Premises and equipment, net	21,815,512,280.55	Paid-up share capital	
Other assets	20,748,149,028.67	(registered share capital Baht 70,000,000,000.00)	33,768,729,750.00
		Reserves and net profit after appropriation	37,645,497,151.48
		Other reserves and profit and loss account	16,336,579,467.10
		Total Shareholders' Equity	**87,750,806,368.58**
Total Assets	**805,727,264,901.17**	**Total Liabilities and Shareholders' Equity**	**805,727,264,901.17**
Customers' liabilities under unmatured bills	4,948,589,331.10	Bank's liabilities under unmatured bills	4,948,589,331.10
Total	**810,675,854,232.27**	**Total**	**810,675,854,232.27**

	Baht
Non-Performing Loans As of 30 June 2005 (Quarterly)	71,626,779,000.00
(12.14 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 30 June 2005 (Quarterly)	44,451,169,000.00
Actual allowance for doubtful accounts	56,432,998,193.07
Loans to related parties	6,925,515,003.88
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	5,791,879,761.79
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	91,837,487,484.72
Changes in assets and liabilities this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	2,559,134,994.62
Total liabilities	2,955,205.84
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,330,402,120.75
Letters of credit	9,873,640,340.48

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

- TRANSLATION FROM THAI TEXT -

BSCC 3-480360 September 6, 2005

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred shares are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on September 30, 2005 is as follows:

Conversion Notice September 15 – 29, 2005

Exercise Date September 30, 2005

Exercise Procedure

(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(3) Documents required to be delivered for conversion are:

1. form of conversion notice as prescribed by the Bank;
2. preferred shares certificate or any replacement thereof (as prescribed by SET); and
3. **in case of an individual**, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of

such card or passport,

in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

Management Discussion and Analysis

For the second quarter and the six months ended June 30, 2005

The Siam Commercial Bank Public Company Limited

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

The Siam Commercial Bank Public Company Limited
9 Ruchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Tel. +66 2 544-1111, +66 2 937-7777
Website: www.scb.co.th

Investor Relations Division Email: investor.relations@scb.co.th
Tel. +66 2 544-4222

Reuter: SCB.BK, SCBf.BK, SCB_p.BK
Bloomberg: SCB TH, SCB/F TB, SCB/P TB, SCB/Q TB

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Management Discussion and Analysis

For the second quarter and the six months ended June 30, 2005

August 29, 2005

This report discusses principal changes in the audited consolidated financial statements for the second quarter and the six months ended June 30, 2005.

Operating Results

Net profit for the second quarter of 2005 (2Q05) was Baht 4,272 million, down 13.5% qoq from Baht 4,938 million posted in the first quarter of 2005 (1Q05) and down 12.3% yoy from Baht 4,869 million in the corresponding period last year, owing to a decline in investment gains. Operating profit continued to expand. Net profit from operation (excluding investment gain and loan loss provisions) stood at Baht 4,789 million, up 1.4% qoq and 35.8% yoy.

2Q05 net profit was Bt4,272 million.

For the first half of 2005 (1H05), net profit decreased 21.5% to Baht 9,211 million from Baht 11,727 million a year earlier, mainly due to gain on investment booked last year at Baht 5,726 million. This reflects the Bank's policy to divest non-core businesses. Net profit from operation (excluding investment gain and loan loss provisions) was Baht 9,512 million, an impressive increase of Baht 2,156 million (+29.3%) from a prior year.

First half results, net profit was Bt 9,211 million, decreasing from a year earlier, mainly driven by gain on investment.

(Consolidated)	2Q05 (Bt, Million)	% qoq	% yoy	1H05 (Bt, Million)	% yoy
Net Profit	4,272	-13.5%	-12.3%	9,211	-21.5%
Gain on investment	-171	-133.8%	-108.3%	336	-94.1%
Loan loss provisions	345	18.2%	-51.5%	638	-52.9%
Net profit excluding gain on investment and loan loss provisions	4,789	1.4%	35.8%	9,512	29.3%

Net Interest and Dividend Income

Net interest and dividend income in 2Q05 went down Baht 60 million (-1.0%) to Baht 6,026 million because the Bank received dividend from Vayupak Fund 1 last quarter. Compared with the same quarter last year, net interest and dividend income increased by Baht 961 million or 19.0% due mainly to increases in interest income from loan and interbank & money market.

NII in 2Q05 decreased 1.0% qoq from a reduction in dividend income.

Interest and dividend income was Baht 7,525 million, a decrease of Baht 49 million (-0.6%) from the previous quarter. Contributory factors are:

: Interest on loans was Baht 6,225 million, an increase of Baht 366 million (+6.2%) from the previous quarter and up Baht 932 million (+17.6%) from the same quarter last year mainly from loan expansion and better loan yield.

: Interest on interbank and money market increased Baht 30 million (+7.0%) to Baht 465 million, thanks to higher short-term interest rates.

: Interest and dividend income from investment was Baht 835 million, down by Baht 445 million from the last quarter owing mainly to dividend income from Vayupak Fund 1 of Baht 374 million booked in previous quarter.

Interest expenses increased by Baht 11 million (+0.8% qoq) to Baht 1,499 million as short-term interest rates went up. When compared with a year earlier's, there is a drop of Baht 29 million (-1.9% yoy) in interest expenses due mainly to a decline in interest expenses on borrowings and deposits.

Net Interest Margin (NIM)

NIM was 3.13% in 2Q05, slightly decreasing from 3.19% in 1Q05 but improving from 2.66% in 2Q04.

Net interest margin for 2Q05 was 3.13%, down from 3.19% in the previous quarter as a result of decreasing dividend income, but increasing from 2.66% registered in the same quarter of last year due to better loan yield.

(Consolidated)	2Q05 (Bt, Million)	% qoq	% yoy	1H05 (Bt, Million)	% yoy
Total interest and dividend income	**7,525**	**-0.6%**	**14.1%**	**15,099**	**15.9%**
Interest on loans	6,225	6.2%	17.6%	12,084	21.2%
Interest on interbank and money market items	465	7.0%	110.6%	899	80.8%
Investments	835	-34.7%	-22.6%	2,115	-17.5%
Total interest expense	**1,499**	**0.8%**	**-1.9%**	**2,987**	**-2.6%**
Net interest and dividend income	**6,026**	**-1.0%**	**19.0%**	**12,112**	**21.6%**
Net interest margin	**3.13%**			**3.22%**	

First-half results, net interest and dividend income rose Baht 2,151 million or 21.6% yoy to Baht 12,112 million due to higher interest income.

Interest and dividend income went up Baht 2,071 million (+15.9% yoy) to Baht 15,099 million. Interest on loans increased by Baht 2,118 million (+21.2%) from loan expansion and better loan yield. Interest on interbank and money market was Baht 899 million, up by Baht 402 million (+80.8%) from rises in short-term interest rates. Interest and dividend income from investment was down Baht 448 million (-17.5%) from a decline in investment in line with the Bank's policy to divest non-core businesses.

Interest expenses were down by Baht 80 million (-2.6% yoy) to Baht 2,987 million due mainly to a decline in interest expenses on borrowings and deposits.

Non-interest Income

Non-interest income in 2Q05 remained relatively stable at 4,084 million.

Non-interest income (excluding gain on investments) was Baht 4,084 million, relatively stable when compared with Baht 4,086 million booked last quarter.

: Fee and service income were Baht 2,502 million, up Baht 69 million (+2.8%) from the previous quarter of Baht 2,433 million. Fee and service income from card businesses and capital market were on an upward trend while fee income from bancassurance was smaller as it was boosted by sale incentive last quarter.

: Gain on exchanges increased by Baht 76 million (+18.5%) to Baht 484 million thanks to increasing business volume from Baht fluctuation.

: Income from equity interest in associated companies decreased by Baht 48 million (-33.5%) to Baht 95 million, mostly due to lower operating profits of subsidiaries as a result of the stock market slump and higher provision by a subsidiary booked in the second quarter of this year.

: Other income decreased by Baht 99 million (-9.0%) to Baht 1,004 million because of high gains on sale of foreclosed properties booked last quarter.

The Bank booked Baht 171 million as loss from investments, a decrease of Baht 678 million compared to Baht 507 million gain on investment booked in the previous quarter. This quarter, the Bank transferred part of its available-for-sale portfolio to trading portfolio which resulted in loss from impairment.

Non-interest income in 2Q05 was Baht 3,913 million, down 14.8% qoq and 24.7% yoy due mainly to a decrease in investment gains. Contributions from core banking business maintained the growth momentum, as described earlier.

(Consolidated)	2Q05 (Bt, Million)	% qoq	% yoy	1H05 (Bt, Million)	% yoy
Fees and service income	2,502	2.8%	27.8%	4,935	27.9%
Acceptances, avals, and guarantees	181	0.2%	-18.5%	362	-5.8%
Others	2,321	3.1%	33.8%	4,573	31.6%
Gain on exchanges	484	18.5%	51.7%	892	4.2%
Income from equity interest in subsidiaries and/or associated companies	95	-33.5%	-44.0%	238	-27.5%
Other income	1,004	-9.0%	43.9%	2,106	47.4%
Operating Income	**4,084**	**0.0%**	**30.0%**	**8,170**	**26.2%**
Gain on investment	-171	-133.8%	-108.3%	336	-94.1%
Total non-interest income	3,913	-14.8%	-24.7%	8,506	-30.3%

First-half results, non-interest income was Baht 8,506 million, down Baht 3,692 million (-30.3% yoy) from Baht 12,198 million a year earlier resulted mainly from a decrease in gain on investments.

Loan-related fees for acceptances, avals, and guarantees were down 5.8% yoy or Baht 22 million to Baht 362 million while other fee income was up by Baht 1,097 million (+31.6% yoy) to Baht 4,573 million, fueled by fees from bancassurance and card businesses.

Gain on exchanges increased by Baht 36 million (+4.2%) in line with business volume while other income rose Baht 678 million (+47.4%) to Baht 2,106 million due mainly to gain from sales of foreclosed properties. Income from equity interest in associated companies was Baht 238 million, down Baht 90 million (-27.5%) as a result of bearish stock market and higher provision by a subsidiary booked in the second quarter of this year.

Non-interest Expenses

Non-interest expenses were down from decreasing personnel expenses.

Comparing to the previous quarter, non-interest expenses slipped by Baht 88 million (-1.7%) to Baht 5,227 million, which can be attributed to a decline in personnel expenses.

- : Personnel expenses went down Baht 256 million (-12.6%) to Baht 1,770 million from the previous quarter as the Bank booked Baht 360 million in special bonuses payable to employees in the last quarter.
- : Premises and equipment expenses were Baht 1,355 million, up Baht 147 million (+12.2%) from previous quarter from nationwide service network expansion and system development.
- : Taxes and duties expenses totaled Baht 308 million, down Baht 12 million.
- : Fees and service expenses increased by Baht 18 million to Baht 481 million.
- : Directors' remuneration was up Baht 27 million to Baht 47 million in this quarter from bonus payment as per the approval of the Annual Shareholders' Meeting.
- : Contributions to the FIDF were relatively stable at Baht 627 million.
- : Other expenses amounted to Baht 641 million, a decrease of Baht 8 million from the previous quarter.

(Consolidated)	2Q05 (Bt, Million)	% qoq	% yoy	1H05 (Bt, Million)	% yoy
Personnel expenses	1,770	-12.6%	16.7%	3,796	19.9%
Premises and equipment expenses	1,355	12.2%	23.5%	2,563	27.4%
Taxes and duties	308	-3.6%	7.3%	627	11.8%
Fees and service expenses	481	4.0%	51.0%	943	23.6%
Directors' remuneration	47	137.6%	-3.3%	66	9.2%
Contributions to the FIDF	627	-0.7%	1.7%	1,258	2.0%
Other expenses	641	-1.3%	-4.4%	1,290	20.2%
Total non-interest expenses	5,227	-1.7%	14.8%	10,543	18.9%

First-half results, non-interest expenses were Baht 10,543 million, an increase of Baht 1,676 million (+18.9%) from a year earlier. The increases were mainly attributed to premises and equipment expenses (+27.4%) for network expansion and IT systems upgrades, fees and service expenses (+23.6%) from fee paid to cash centers as BOT canceled its cash transportation services from provincial treasuries and interchange fee, and other expenses (+20.2%) mainly related to business promotions. Other contributory factors included personnel expenses (+19.9%) from workforce increase and salary adjustments, taxes and duties (+11.8%), directors' remuneration (+9.2%) from bonus payment as per the approval of the Annual Shareholders' Meeting, and contribution to FIDF (+2.0%) from deposit expansion.

Operating cost to income ratio

Operating cost in 2Q05 fell Baht 88 million (-1.7%), while operating income (excluding gain on investment) slipped Baht 61 million (-0.6%). As a result, operating cost to income ratio this quarter declined to 51.7%, vs. 52.3% in the previous quarter and 55.5% in a prior year.

Operating cost to income ratio in 2Q05 was 51.7% down from the previous quarter.

Loan Loss Provision

Loan loss provision on a consolidated basis in this quarter stood at Baht 345 million, pursuant to the Bank's policy to set aside general reserve of 2% of good loans.

Financial Status

Total assets as at June 30, 2005 were Baht 783,137 million, an increase of Baht 18,243 million or 2.4% from the end of 2004.

: Gross loans were Baht 587,641 million, an increase of Baht 27,719 million (+5.0%) from the end of 2004.

: Interbank & money market items were Baht 55,275 million, down Baht 3,162 million (-5.4%) from the end of 2004.

: Securities purchased under resale agreements were Baht 600 million, a continuous decline from Baht 9,000 million at the end of 2004 as a result of liquidity management.

: Net investment was Baht 121,301 million, down Baht 5,029 million (-4.0%) from 2004 year-end. Short-term and long-term investments dropped by Baht 5,523 million from divestment of non-core investments while investments in subsidiaries and associated companies were up by Baht 494 million from income recognition by the equity method.

: Foreclosed properties totaled Baht 13,299 million, up Baht 576 million (+4.5%) from the end of 2004.

Assets were up 2.4% ytd from loan growth of 5.0% while interbank & money market items, securities purchased under resale agreement and investments declined from end of last year.

: Assets pending transfer were Baht 5,961 million, up Baht 2,535 million (+74.0%) from the end of 2004 mostly from other receivables from sales of investment products.

Total liabilities as at June 30, 2005 were Baht 697,910 million, an increase of Baht 16,115 million (+2.4%) from the end of 2004.

Liabilities soared 2.4% ytd from short-term debenture issuance in June.

: Deposits totaled Baht 629,089 million, a decrease of Baht 4,072 million or 0.6% from the end of 2004.

: Borrowings increased by Baht 851 million from 2004 year-end to Baht 17,452 million from short-term debenture issuance in June of Baht 1,100 million and some conversion of subordinated convertible bonds (issued to domestic investors in 1988) into ordinary shares.

: Other liabilities were Baht 14,719 million, up Baht 5,810 million (+65.2%) from December 2004, mostly from suspense account for unit trust purchase of which the Bank served as selling agent.

Shareholder's equity as at June 30, 2005 were Baht 85,227 million, an increase of Baht 2,128 million (+2.6%) from the end of 2004

Equity increased 2.6% ytd, boosted by half-year profit and conversion of subordinated convertible bonds.

: Paid-up capital, including ordinary and preferred shares, was Baht 33,698 million. The increase of Baht 243 million from the end of 2004 was resulted from additional share subscription from conversion of subordinated convertible bonds into ordinary shares totaling 24.3 million shares in January and April.

: Premium on ordinary and preferred shares increased by Baht 485 million to Baht 10,536 million from the conversion of subordinated convertible bonds into ordinary shares.

: Unappropriated retained earnings were Baht 27,686 million, up Baht 2,548 million from profit for the period at Baht 9,211 million and dividend payment of Baht 6,718 million.

: Unrealized gains on investment were Baht 2,694 million, a decrease of Baht 995 million due to partial sales and stock market declines.

: Book value per share (BVPS) at end of June 2005 was Baht 25.03 up from Baht 24.52 at the end of 2004.

BVPS was Bt25.03 as at the end of June 2005.

Off Balance Sheet: Contingencies

As at June 30, 2005, the Bank and its subsidiaries had combined contingencies of Baht 885,144 million, up 23.6% or Baht 168,779 million from the end of 2004. The increase was driven by larger aval to bills and guarantees of loans (+13.9%), liabilities under unmatured import bills (-16.9%), letters of credit (+10.9%), and other contingencies (+24.0%) in line with the improved level of economic activities, particularly international trade transactions. Additionally, the Bank provided interest rate and exchange rate risk management services to its customers.

(Consolidated)	Jun 30, 05 (Bt, million)	Dec 31, 04 (Bt, million)	%ytd	Jun 30, 04 (Bt, million)	% yoy
Aval to bills and guarantees of loans	4,154	3,647	13.9%	4,246	-2.2%
Liabilities under unmatured import bills	3,414	4,107	-16.9%	3,025	12.9%
Letter s of credit	10,895	9,827	10.9%	12,137	-10.2%
Other contingencies	866,680	698,783	24.0%	591,722	46.5%
- Exchange rate contract	399,562	336,105	18.9%	244,777	63.2%
- Interest rate contract	342,806	243,134	41.0%	223,264	53.5%
- Others	124,313	119,544	4.0%	123,681	0.5%
Total contingencies	885,144	716,365	23.6%	611,130	44.8%

Loans and Deposits

Consolidated gross loans at the end of June 2005 were Baht 587,641 million, an increase of 5.0% from the end of 2004. Gross loans at the Bank totaled Baht 582,367 million and accounted for 99.1% of total loans on the consolidated basis.

Loan extension was well distributed to all segments, up 4.8% from the end of last year.

Loans on Bank-only account at the end of 2Q05 increased by Baht 26,917 million or 4.8% from the end of 2004. Good loans totaled Baht 505,120 million, up Baht 37,625 million or 8.0%, while loans under Special Assets Group dropped by Baht 10,709 million or 12.2% to Baht 77,247 million at the end of 2Q05.

Retail loans continued robust growth, similar to corporate and SME loans.

Loan growth was broad-based. Retail loans maintained momentum with 11.3% growth (Baht 17,644 million) from the end of 2004. Corporate loans increased by Baht 14,922 million (+7.0%) while SME loans expanded by Baht 5,060 million (+5.2%) from the end of 2004.

(Bank only)	Jun 30, 05 (Bt, million)	Dec 31, 04 (Bt, million)	%ytd	Jun 30, 04 (Bt, million)	% yoy
Good Bank	505,120	467,495	8.0%	455,817	10.8%
- Corporate	228,546	213,624	7.0%	220,185	3.8%
- SME	103,089	98,029	5.2%	88,022	17.1%
- Retail	173,485	155,841	11.3%	133,366	30.1%
- Others	0	0	0	14,244	NA
Bad Bank	77,247	87,956	-12.2%	105,528	-26.8%
Total Loans	582,367	555,450	4.8%	561,345	3.7%

Loans by sector (consolidated basis): At the end of June 2005, loans to manufacturing & commercial sector were 37.1% of total loans and grew 1.2% ytd. Housing loans accounted for 28.7% of total loans and expanded by 7.8%. Utilities and services loans and real estate and construction loans accounted for 15.1% and 10.4% of total loans, respectively and both grew slightly. Other loans, which were mostly personal loan and credit card, accounted for 7.2% and grew 20.2% ytd.

(Consolidated)	Jun 30, 05 (Bt, million)	Dec 31, 04 (Bt, million)	%ytd	Jun 30, 04 (Bt, million)	% yoy
Agriculture and mining	9,298	9,931	-6.4%	10,034	-7.3%
Manufacturing and commercial	218,230	215,699	1.2%	205,329	6.3%
Real estate and construction	60,976	60,607	0.6%	68,936	-11.5%
Utilities and services	88,507	82,267	7.6%	116,567	-24.1%
Housing loans	168,542	156,391	7.8%	126,154	33.6%
Others	42,088	35,028	20.2%	39,483	6.6%
Total	587,641	559,923	5.0%	566,503	3.7%

Deposits at the end of June 2005 stood at Baht 626,089 million (consolidated basis), down Baht 4,072 million (-0.6%) from end-2004. Current and savings accounts increased by Baht 22,501 million (+6.5%) while fixed deposits were down Baht 26,573 million (-9.4%). This resulted in the higher proportion of current and savings of 59.1%, up from 55.1% at the end of 2004.

(Consolidated)	Jun 30, 05 (Bt, million)	Dec 31, 04 (Bt, million)	%ytd	Jun 30, 04 (Bt, million)	% yoy
Demand	29,967	27,340	9.6%	26,655	12.4%
Savings	339,868	319,994	6.2%	293,512	15.8%
Fixed	256,254	282,827	-9.4%	297,106	-13.7%
- Less than 6 months	182,574	197,789	-7.7%	213,183	-14.4%
- 6 months and up to 1 year	15,992	18,362	-12.9%	18,752	-14.7%
- Over 1 year	57,688	66,676	-13.5%	65,171	-11.5%
Total deposits	**626,089**	**630,161**	**-0.6%**	**617,273**	**1.4%**

Loans to Deposits Ratio

The loans to deposits ratio (consolidated basis) was 93.9% at the end of June 2005, up from 88.9% at the end of 2004 because loan growth outpaced deposit growth.

Net LD ratio increased to 83.9%.

Net loans to deposits ratio increased to 83.9% from 78.7% at the end of 2004.

(Consolidated)	Jun 30, 05	Dec 31, 04	Jun 30, 04
Loans to deposits ratio	93.9%	88.9%	91.8%
Net loans to deposits ratio	83.9%	78.7%	79.8%

Non-performing Loans and Loan Loss Provisions *(Bank Only)*

Non-performing loans

NPLs were down to Bt 71,627 million or 12.1% of total loans.

Non-performing loans (NPLs) or loans in substandard classification or lower according to the Bank of Thailand's definition and qualitative audit stood at Baht 71,627 million or 12.1% of total loans, a decrease of Baht 2,320 million from Baht 73,947 million or 13.1% of total loans at the end of 2004. The drop in NPLs resulted from a combination of write-offs, debt restructuring and Baht 5,330 million worth of NPLs that the Bank considered written off but pending court proceedings, and sold to Chatuchak AMC. NPLs of the Bank including Chatuchak AMC were Baht 74,556 million or 12.6%.

(Bank only)		Jun 30, 05	Dec 31, 04	Jun 30, 04
Non-performing loans (NPLs)	Bt, million	71,627	73,947	85,288
	% Of total loans	12.1%	13.1%	15.0%
Allowance per BoT's requirement, for doubtful accounts and revaluation of debt restructuring	Bt, million	39,009	41,581	49,981
Total allowance, for doubtful accounts and revaluation of debt restructuring	Bt, million	56,815	61,411	71,312
	% of NPLs	79.3%	83.0%	83.6%
	% of allowance per BoT's requirement	145.6%	147.7%	142.7%

Loan Loss Provisions

The Bank's policy is to set aside general provisions at 2% of performing loans. As of June 30, 2005, loan loss provisions on the Bank-only basis totaled Baht 56,815 million. During 2Q05, the Bank has set aside general provisions of Baht 300 million and written off Baht 1,149 million in loans.

Coverage ratio was 79.3% at the end of June 2005.

NPLs coverage ratio was 79.3% at the end of June 2005, slightly down from 83.0% at the end of 2004. The Bank's current provision level was 45.6% or Baht 17,806 million above the BOT's requirement.

Troubled Debt Restructuring

The Bank has implemented various methods of debt restructuring including transfers of assets and equity securities, changes in repayment conditions, and combinations thereof. Loans at the amount of Baht 1,282 million were restructured in the first half of this year.

The Bank restructured Baht 1,282 million worth of NPLs. Average yield for 1H05 was 4.2%.

As at the end of June 2005, outstanding loans to restructured debts (including accrued interest) in the consolidated financial statements amounted to Baht 74,570 million, on a consistent decrease from Baht 83,288 million and Baht 97,729 million at the end of 2004 and June 2004, respectively.

The Bank recognized interest income in the amount of Baht 1,661 million in this quarter, which represents an annualized yield of 4.2% against 4.6% in 2H04 and 3.6% in 1H04.

(Consolidated)		1H05	2H04	1H04
Loans to the restructured debtors (on average)	Bt, million	74,570	83,288	97,729
Trouble debts restructuring in the period	Bt, million	1,282	3,850	8,623
Interest income recognized in the statement of income	Bt, million	1,661	2,104	1,822
Yield from restructured debts (annualized)	**% of average outstanding**	**4.2%**	**4.6%**	**3.6%**

Statutory Capital *(Bank only)*

The Bank's capital funds (tier-1 and tier-2 capital) as of June 2005 were Baht 84,671 million or 14.5% of risk-weighted assets (RWA) with tier-1 capital of Baht 64,201 million or 11.0% of risk-weighted assets.

The Bank's capital funds were solid at 14.5% of RWA, where tier 1 capital was 11.0%.

The capital funds decreased by Baht 845 million from Baht 85,516 million at the end of last year owing to the decline in subordinated debentures countable as Tier 2.

Including 1H05 profits after appropriation of Baht 7,000 million as approved by the Board of Directors on August 26, 2005, its total capital funds would rise to 15.8% of risk-weighted assets with 12.3% of tier 1.

		Legal Capital		
		Jun 30, 05	Dec 31, 04	Jun 30, 04
Tier-1 Capital	Bt, million	64,201	63,374	46,699
	% of RWA	11.0	11.4	8.4
Tier-2 Capital	Bt, million	20,470	22,142	24,190
	% of RWA	3.5	4.0	4.4
Total Capital	Bt, million	84,671	85,516	70,890
	% of RWA	14.5	15.4	12.8
Risk-Weighted Assets		581,270	553,848	604,832

Liquidity

The Bank's loan growth has outpaced deposit growth for the first half of 2005. Consequently; the Bank's loan-to-deposit ratio increased from 88.9% at the end of 2004 to 93.9% at the end of June 2005.

The Bank's policy on liquidity management is to arrange sources of funds at acceptable cost. The Assets and Liabilities Management Committee has been set up to formulate policy on liquidity management. Also, the Bank has observed the Bank of Thailand's requirement, where commercial banks must maintain liquid assets equal to at least 6% of total deposits. At least 1% must be in deposits with the Bank of Thailand, while inter-bank deposits must not exceed 2.5%.

Sources and Uses of Funds

Major sources of funds of the Bank as at June 2005 were deposits which made up 79.9% of the Bank's sources of funds. Others included shareholders' equity, borrowings by debt instruments issuing and inter-bank borrowings. The Bank managed to reduce its proportion of fixed deposits (high deposit rates), while savings and current deposits (low deposit rates) were on the rise, hence a lower cost of funding.

In 1H05, 67.2% of these funds were used for net loans and accrued interest, while another 15.5% were applied for investments. Meanwhile, inter-bank and money market items, followed by securities purchase under resale agreements, made up the remaining 7.1% and 0.1%, respectively.

Classification of Loans and Deposits by Maturity

(Consolidated)	Jun 30, 05		Dec 31, 04		% yoy
	Amount (Bt, million)	% Share of Total	Amount (Bt, million)	% Share of Total	
Loans					
- Less than 1 year	273,125	46.5%	245,353	43.80%	11.32%
- Over 1 year	314,516	53.5%	314,570	56.20%	-0.02%
Total loans	587,641	100.00%	559,923	100.00%	4.95%
Deposits					
- Less than 1 year	611,764	97.7%	601,511	95.50%	1.70%
- Over 1 year	14,325	2.3%	28,650	4.50%	-50.00%
Total Deposits	626,089	100.00%	630,161	100.00%	-0.65%

As seen in the above table, though deposits with more than 1-year maturity were less than loans with the same term, this reflects the normal situation at Thai commercial banks where depositors normally roll-over their deposits when they fall due. The problem of maturity mismatch is therefore viewed as an acceptable business risk.

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of July 31, 2005

Assets	Baht	Liabilities	Baht
Cash	18,959,735,372.81	Deposits	631,015,048,468.23
Interbank and money market items	60,921,379,963.86	Interbank and money market items	25,150,125,586.69
Securities purchased under resale agreements	1,000,000,000.00	Liabilities payable on demand	2,766,799,208.61
Investments in securities, net	129,259,538,282.78	Securities sold under repurchase agreements	-
(with obligations Baht 20,486,600,000.00)		Borrowings	17,369,207,550.92
Credit advances (net of allowance for doubtful accounts)	518,817,277,826.94	Bank's liabilities under acceptances	421,238,163.26
Accrued interest receivables	1,532,171,244.95	Other liabilities	13,415,000,425.71
Properties foreclosed	13,076,397,932.67	**Total Liabilities**	**690,137,419,403.42**
Customers' liabilities under acceptances	421,238,163.26	**Shareholders' Equity**	
Premises and equipment, net	21,783,371,935.55	Paid-up share capital	
Other assets	10,395,240,835.06	(registered share capital Baht 70,000,000,000.00)	33,768,729,750.00
		Reserves and net profit after appropriation	30,645,498,835.98
		Other reserves and profit and loss account	21,614,703,568.48
		Total Shareholders' Equity	**86,028,932,154.46**
Total Assets	**776,166,351,557.88**	**Total Liabilities and Shareholders' Equity**	**776,166,351,557.88**
Customers' liabilities under unmatured bills	5,533,867,090.07	Bank's liabilities under unmatured bills	5,533,867,090.07
Total	**781,700,218,647.95**	**Total**	**781,700,218,647.95**

	Baht
Non-Performing Loans As of 30 June 2005 (Quarterly)	71,626,779,000.00
(12.14 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 30 June 2005 (Quarterly)	44,451,169,000.00
Actual allowance for doubtful accounts	56,896,222,107.56
Loans to related parties	7,400,279,641.16
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	5,859,520,885.34
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	84,879,247,609.41
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	1,882,142,283.40
Total liabilities	2,949,150.30
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,274,457,803.10
Letters of credit	10,695,148,943.73

[1] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

Ref.	: 480436
Date	: 16 August 2005
Subject	: SCB's divestment in Puen Pob Paet Co., Ltd.

To : The President of the Stock Exchange of Thailand

SCB would like to inform you of its divestment in ordinary shares of Puen Pob Paet Co., Ltd. as follows:

Transaction Date	: 15 August 2005
Involved Parties	: Seller – Siam Commercial Bank PCL
	: Buyer – MBK PCL
Transaction Assets	: Ordinary shares of Puen Pob Paet Co., Ltd.
Objective	: To reduce investment in non-core business
Type of Business	: Medical clinic
Registered and Paid-up Capital	: 1,000,000 Baht
Par Value	: 10 Baht per share
Transaction Description	: Sale of ordinary shares
Number of Shares	: 11,289 shares
Price	: 20 Baht per share
Total Value of Transaction	: 225,780 Baht
Percentage of Shares	: Upon the completion of this transaction, SCB will no longer hold any ordinary shares of Puen Pob Paet Co., Ltd.
Transaction Size	: 0.0004% of SCB's net tangible assets, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

- Translation -

No. Por Tor Kor Thor.39 - 481012 July 21, 2005

Subject: Results of Conversion of Subordinated Convertible Debentures

Attn: President

The Stock Exchange of Thailand

Whereas, the Siam Commercial Bank PCL, on October 16, 1998, issued and offered baht 6 billion worth of subordinated convertible debentures for a tenor of 7 years, due 2005, to investors having specific characteristics as set forth in the Announcement of the Securities and Exchange Commission No. Gor. Jor. 13/2537, whereby those investors are entitled to convert the same into ordinary stocks on January 16, April 16, July 16 and October 16 of each and every year at baht 30/ordinary stock.

Please be informed that as at July 18, 2005, debenture holders have requested debenture-into-common stock conversion of 213,000 units in total, as detailed below:

	Description	Unit
1.	Subordinated convertible debentures at first placement	6,000,000
	Converted debentures	5,066,923
	Debentures requested conversion	213,000
	Outstanding unconverted debentures	720,077
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	168,897,335
	Requested conversion - common stocks	7,099,997
	Outstanding common stocks for conversion	24,002,668
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	7,099,997

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of June 30, 2005

Assets	Baht	Liabilities	Baht
Cash	22,270,591,370.71	Deposits	627,343,769,476.90
Interbank and money market items	53,937,938,178.44	Interbank and money market items	23,333,125,537.38
Securities purchased under resale agreements	600,000,000.00	Liabilities payable on demand	3,650,816,244.53
Investments in securities, net	126,827,570,890.67	Securities sold under repurchase agreements	-
(with obligations Baht 20,686,600,000.00)		Borrowings	17,152,118,220.79
Credit advances (net of allowance for doubtful accounts)	525,552,001,978.72	Bank's liabilities under acceptances	404,773,085.67
Accrued interest receivables	1,314,768,744.47	Other liabilities	23,268,261,992.82
Properties foreclosed	13,169,230,441.73	**Total Liabilities**	**695,152,864,558.09**
Customers' liabilities under acceptances	404,773,085.67	**Shareholders' Equity**	
Premises and equipment, net	21,755,733,462.27	Paid-up share capital	
Other assets	13,657,967,300.60	(registered share capital Baht 70,000,000,000.00)	33,697,729,780.00
		Reserves and net profit after appropriation	30,503,498,805.98
		Other reserves and profit and loss account	20,136,482,309.21
		Total Shareholders' Equity	**84,337,710,895.19**
Total Assets	**779,490,575,453.28**	**Total Liabilities and Shareholders' Equity**	**779,490,575,453.28**
Customers' liabilities under unmatured bills	3,414,266,658.85	Bank's liabilities under unmatured bills	3,414,266,658.85
Total	**782,904,842,112.13**	**Total**	**782,904,842,112.13**

	Baht
Non-Performing Loans As of 30 June 2005 (Quarterly)	70,828,923,000.00
(12.00 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 30 June 2005 (Quarterly)	44,250,051,000.00
Actual allowance for doubtful accounts	56,984,258,002.76
Loans to related parties	6,669,165,635.15
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	5,754,354,405.70
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	84,661,024,043.80
Changes in assets and liabilities this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	2,738,345,549.69
Total liabilities	2,905,093.43
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,153,977,114.44
Letters of credit	10,814,027,952.08

[1] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

The Siam Commercial Bank Public Company Limited
9 Rutchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Investor Relations Division Tel. +66 2 544-4222
E-mail: investor.relations@scb.co.th
Website: www.scb.co.th

Date: July 19, 2005

The Siam Commercial Bank PCL announces the unaudited results of operation for the first half and the second quarter of 2005.

The Siam Commercial Bank PCL announces the preliminary results of operations for the first half of 2005. Net profit was Baht 9,211 million. Net profit from operation (excluding investment gain and loan loss provisions) increased markedly to Baht 9,508 million from Baht 7,253 million in the first half of last year and Baht 8,082 million in the second half of last year thanks to continuing improvements in interest income and fee income.

Net profit for 2Q05 was Baht 4,272 million, a decline from Baht 4,938 million in 1Q05 and Baht 4,869 million in 2Q04 owing to a decline in investment gains while operating profit continued to expand.

Khunying Jada Wattanasiritham, President & Chief Executive Officer said:
"2Q05 net profit was satisfactory. Loans continued to expand in all segments. Loan growth was 4.8% from the end of 2004, slightly ahead of target, boosting interest income from loans. Fee income continued its strong momentum while cost was under control. NPLs decreased by Baht 3,118 million to Baht 70,829 million or 12.0% as a result of debt restructuring and write-off."

Dr. Vichit Suraphongchai, Chairman of the Executive Committee added that:
"As a result of the Change Program during the past 2-3 years and a clear policy to be the premier universal bank in Thailand, SCB's performances have been outstanding and recognized by international organizations. Rating agencies have raised SCB's credit and financial strength ratings. Many international magazines have named SCB the Best Bank in Thailand and the Best Retail Bank in Thailand. We continue to aim to do better to achieve our vision for SCB 'To be the Bank of Choice' ".

Significant items of operating results for the second quarter of 2005:

The financial figures in this report are based on amount in Baht

1. Net interest and dividend income

Net interest and dividend income in this quarter (2Q05) was Baht 5,924 million, a decrease of 0.5% from last quarter (qoq) but an increase of 20.5% from the corresponding period of last year (yoy).

Unit: Million Baht

	2Q05	1Q05	% qoq	2Q04	% yoy
Interest and Dividend Income	7,433	7,420	0.2%	6,423	15.7%
- Loans	6,244	5,793	7.8%	5,226	19.5%
- Interbank and money market	432	411	5.3%	208	107.7%
- Investments	757	1,216	-37.7%	988	-23.4%
Interest Expenses	1,509	1,464	3.1%	1,509	0.1%
Net Interest and Dividend Income	5,924	5,955	-0.5%	4,914	20.5%
Net Interest Margin	**3.09%**	**3.13%**		**2.60%**	

Interest income on loans increased by Baht 450 million qoq to Baht 6,244 million on the back of loan expansion and better average loan yield. Interest income from interbank and money market increased by Baht 22 million due to higher interbank interest rate. Interest and dividend income from investment decreased by Baht 459 million qoq to Baht 757 million, since last quarter the Bank received Baht 374 million dividend from Vayupak Fund.

Interest expenses increased by Baht 45 million or 3.1% qoq to Baht 1,509 million.

Better interest income but higher cost of fund slightly narrowed net interest margin (NIM) to 3.09% in this quarter from 3.13% in the previous quarter.

2. Non-interest income

Non-interest income from operation (including income from subsidiaries and associated companies) for this quarter was Baht 3,363 million, a decrease of Baht 175 million or 4.9 % qoq as a result of lower profit sharing from subsidiaries and associated companies and lower other income in line with market situation.

- Fee & service income was down Baht 40 million or 1.7% qoq to Baht 2,339 million, mostly from smaller fees from Bancassurance, since last quarter, it was boosted by sale incentive. Loan related service also slightly decreased while other fees continued on the growth path.
- Gain on exchange increased Baht 83 million from higher transactions.
- Income from subsidiaries and associated companies was Baht 264 million, down by Baht 120 million from the previous quarter mostly due to lower operating profits of subsidiaries as a result of the stock market slump and higher provision by a subsidiary.
- Other income was down by Baht 98 million because of high gains on sale of foreclosed properties booked in last quarter.

Unit: Million Baht

	2Q05	1Q05	% qoq	2Q04	%yoy
Fee and service income	2,339	2,378	-1.7%	1,863	25.5%
- Acceptances, aval and guarantees	181	181	-0.1%	223	-18.6%
- Others	2,157	2,197	-1.8%	1,640	31.5%
Gain on exchange	490	408	20.3%	323	52.0%
Income from equity interest in subsidiaries/associated companies	264	384	-31.2%	110	139.3%
Other income	270	368	-26.6%	65	315.7%
Total Operating Income	3,363	3,538	-4.9%	2,361	42.5%
Gain/loss from investments	-173	475	-136.4%	2,039	-108.5%
Total Non-Interest Income	3,190	4,013	-20.5%	4,400	-27.5%

In this quarter, apart from investment gain from equity divestment, the Bank set aside reserve for investment revaluation on the back of poor market situation. Accordingly, Baht 173 million was booked as loss from investments, a decrease of Baht 648 million compared to Baht 475 million gain in last. Total non-interest income was down by Baht 823 million to Baht 3,190 million.

Compared to the second quarter of last year, non-interest income from operation was up strongly by Baht 1,002 million or 42.5% yoy thanks to increases in fee and service income (up by Baht 476 million), gain on exchange (up by Baht 168 million), and income from subsidiaries and associated companies (up by Baht 154 million). However, total non-interest income was down by Baht 1,210 million on lower investment gain of Baht 2,212 million.

3. Non-interest expenses

Non-interest expenses in this quarter decreased by 4.0% qoq to Baht 4,542 million from Baht 4,730 million.

- Personnel expenses decreased by Baht 326 million or 18.3% qoq, mainly due to Baht 360 million extra bonus booked in the last quarter.
- Premise and equipment expenses increased by Baht 137 million or 13.6% mainly from the nationwide service network expansion and system development.
- Taxes and duties expenses were down by Baht 8 million
- Fee and service expenses decreased by Baht 25 million
- Directors' remuneration increased by Baht 21 million from bonus payment in accordance with the Annual General Meeting's resolution.

Unit: Million Baht

	2Q05	1Q05	% qoq	2Q04	%yoy
Personnel expenses	1,456	1,782	-18.3%	1,225	18.9%
Premises and equipment expenses	1,147	1,010	13.6%	917	25.0%
Taxes and duties	307	315	-2.4%	283	8.6%
Fee and service expenses	517	543	-4.7%	354	46.2%
Directors' remuneration	39	18	119.8%	39	-1.9%
Contribution to the FIDF	629	629	0.0%	614	2.5%
Other expenses	448	435	2.9%	412	8.5%
Total Non-Interest Expenses	4,542	4,730	-4.0%	3,844	18.2%
Operating Cost to Income Ratio	48.9%	49.8%		52.8%	

Compared to the second quarter of last year, non-interest expenses increased by Baht 698 million to Baht 4,542 million, due to increases of Baht 231 million in personnel expenses, Baht 230 million in premises and equipment expenses, Baht 164 million in fee and service expenses, and Baht 35 million in other expenses. The higher expenses were in line with the Bank's network expansion policy and higher business volume.

Operating cost to income ratio at 48.9% in this quarter continued to drop compared to 49.8% in last quarter, mostly from smaller personnel expenses, and compared to 52.8% in the corresponding period of last year as income growth (both interest and non-interest income) outpaced that of expenses.

4. Loan loss provision

In this quarter, the Bank set aside Baht 300 million as general reserve.

Balance sheet as at June 30, 2005

1. Loans and Deposits

As at June 30, 2005, total loans outstanding before allowance for doubtful accounts were Baht 582,367 million, an increase of Baht 26,917 million or 4.8% from Baht 555,450 million as at the end of last year. Including loans written off and NPLs sales totaling Baht 7,322 million, loan growth would be 6.2%.

From end 2004, good loans expanded by Baht 37,626 million or 8.0% while loans under Special Assets Group dropped by Baht 10,709 million or 12.2%.

Loan growth was broad-based. Retail loan growth, mostly mortgage loan, remained robust, up by Baht 17,735 million or 11.4% from the end of last year. Moreover, corporate loans grew impressively by Baht 14,857 million or 7.0%, while SME loans increased by Baht 5,034 million or 5.1% from end 2004.

Unit: Million Baht

	Jun 30, 05	Mar 31, 05	% qoq	Dec 31, 04	% ytd
Good Bank	505,120	485,311	4.1%	467,495	8.0%
- Corporate	228,481	221,433	3.2%	213,624	7.0%
- SME	103,063	99,463	3.6%	98,029	5.1%
- Retail	173,577	164,415	5.6%	155,841	11.4%
Bad Bank	77,247	86,355	-10.5%	87,956	-12.2%
Total Loans	582,367	571,666	1.9%	555,450	4.8%

At the end of June 2005, deposits stood at Baht 627,344 million, up Baht 2,626 million or 0.4% from Baht 624,718 million at end 2004. The increase in deposits was from demand deposits (up 10.5%) and savings deposits (up 7.8%) while fixed deposits dropped 8.9%. Compared to the previous quarter, deposits declined by Baht 15,740 million partly due to alternative investments that the Bank offered to its depositors.

Unit: Million Baht

	Jun 30, 05	Mar 31, 05	% qoq	Dec 31, 04	% ytd
Demand	29,923	28,264	5.9%	27,085	10.5%
Savings	341,979	347,528	-1.6%	317,201	7.8%
Fixed					
- Less than 6 months	181,770	189,712	-4.2%	196,544	-7.5%
- 6 months and up to 1 year	15,987	16,730	-4.4%	17,241	-7.3%
- Over 1 year	57,685	60,850	-5.2%	66,647	-13.4%
Total Deposits	627,344	643,084	-2.4%	624,718	0.4%
Gross Loans to Deposits Ratio	92.8%	88.9%		88.9%	
Net Loans to Deposits Ratio	83.8%	79.4%		79.1%	

As of June 30, 2005, loans to deposits ratio stood at 92.8% and net loans (after loan loss reserve) to deposits ratio increased to 83.8% from 79.4% at end of March 2005 and 79.1% at end 2004.

2. Investments

Investments totaled Baht 126,828 million, a decrease of 3.0% from end of 2004. Short-term investment increased by Baht 4,391 million while long-term investment decreased by Baht 7,803 million. Investment in subsidiaries and associated companies declined by Baht 529 million or 2.8% mainly due to the sale of Book Club Finance PCL in the second quarter of this year.

Unit: Million Baht

	Jun 30, 05	Mar 31, 05	% qoq	Dec 31, 04	% ytd
- Short-term investment-net	34,514	37,631	-8.3%	30,123	14.6%
- Long-term investment-net	74,136	80,401	-7.8%	81,939	-9.5%
- Investment in subsidiaries and associated companies-net	18,178	18,708	-2.8%	18,706	-2.8%
Total Investments-net	126,828	136,740	-7.2%	130,769	-3.0%

3. Borrowings

Borrowings stood at Baht 17,152 million, an increase of Baht 942 million or 5.8% from end 2004 due to issuance of Baht 1,100 million in short-term debentures in late June and some conversion of subordinated convertible bonds (issued to domestic investors) into ordinary shares.

4. Shareholders' equity

As at June 30, 2005, shareholders' equity stood at Baht 84,338 million, an increase of Baht 2,305 million from end of last year mostly due to profits for the first-half period of Baht 9,211 million, dividend payment of Baht 6,718 million in accordance with shareholders meeting's resolution, and smaller revaluation surplus on investments.

Book value per share as of June 30, 2005 was Baht 25.03 (ordinary and preferred shares at end of June 2005 totaled 3,370 million shares).

Total Capital Funds

Total capital funds (tier 1 and tier 2) at June 30, 2005 were Baht 84,661 million or approximately 14.6% of total risk assets, of which about 11.1% or Baht 64,201 million was tier 1 capital (excluding net profit for the first half of this year of Baht 9,211 million).

Non-Performing Loans (NPLs)

As at June 30, 2005, non-performing loans (NPLs) according to the Bank of Thailand's definition including the Bank of Thailand's qualitative audit were Baht 70,829 million or 12.0%, a decline from Baht 73,947 million or 13.1% at the end of 2004. The reduction in NPLs resulted from a combination of write-offs, debt restructuring and Baht 5,330 million NPLs that the Bank considered written off but pending court process, sold to Chatuchak AMC.

Allowance for doubtful accounts as at June 30, 2005 stood at Baht 56,815 million, a decline of Baht 4,596 million from Baht 61,411 million at end 2004 as a result of loan write-offs and NPLs sales. During the first half of this year, Baht 600 million in loan loss reserves was booked. Loan loss coverage ratio was 80.2% at end of June 2005, a slight decline from 83.0% at the end of last year.

Unit: Million Baht

	Jun 30, 05		Dec 31, 04	
	Amount	**Allowance for classified loans**	**Amount**	**Allowance for classified loans**
Classified loans and Allowance for Doubtful Accounts (including financial institution)				
Normal	509,698	7,580	481,305	6,511
Special Mention	9,979	194	9,086	71
Substandard	5,980	391	5,838	504
Doubtful	9,800	2,485	5,458	2,375
Doubtful Loss	55,049	29,924	62,651	32,196
Total	590,506	40,574	564,338	41,657
General and Specific Allowance		16,410		19,959
Total Allowance		56,984		61,616
Non-performing Loans (Substandard and lower)	70,829		73,947	
% of Total Classified Loans	12.0%		13.1%	

Remark: Non-performing Loans (NPLs) are loans classified as substandard and lower, including loans to financial institution but excluding accrued interest receivable and other assets

- Translation from Thai Text -

BSCC 3-480315 July 12, 2005

President,
The Stock Exchange of Thailand

Re: Correction of the reported conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's notice BSCC 3-480301 dated July 5, 2005 concerning the conversion of preferred shares of SCB into ordinary shares for the period June 30, 2005 that applications were submitted for 8,087,007 shares, the actual number of share conversion was 8,177,040 shares (90,033 shares were left out). The correct share conversion report is provided below.

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	112,115,570	Shares
Number of preferred shares already converted	(992,951,179)	Shares
Conversion per this exercise date (June 30, 2005)	(8,177,040)	Shares
Convertible preferred shares outstanding	1,610,987,351	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	168,897,335	Shares
Previous conversion from preferred shares	992,951,179	Shares
Conversion per this exercise date (June 30, 2005)	8,177,040	Shares
Total ordinary shares outstanding	1,758,785,627	Shares
No. of new converted shares held by **foreign** shareholders	3,941,515	Shares
No. of new converted shares held by **local** shareholders	4,235,525	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

- Translation from Thai Text -

BSCC 3-480301 July 5, 2005

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the June 30, 2005 exercise date, applications for conversion were for 8,087,007 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	112,115,570	Shares
Number of preferred shares already converted	(992,951,179)	Shares
Conversion per this exercise date (June 30, 2005)	(8,087,007)	Shares
Convertible preferred shares outstanding	1,611,077,384	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	168,897,335	Shares
Previous conversion from preferred shares	992,951,179	Shares
Conversion per this exercise date (June 30, 2005)	8,087,007	Shares
Total ordinary shares outstanding	1,758,695,594	Shares
No. of new converted shares held by **foreign** shareholders	3,941,482	Shares
No. of new converted shares held by **local** shareholders	4,145,525	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

Ref. : 480328

Date : 4 July 2005

Subject : SCB's divestment in Chao Khun Agro Products Co., Ltd.

To : The President of the Stock Exchange of Thailand

SCB would like to inform you of its divestment in ordinary shares of Chao Khun Agro Products Co., Ltd. as follows:

Transaction Date	:	30 June 2005
Involved Parties	:	Seller – Siam Commercial Bank PCL Buyer – Mr. Ekwan Chansue, Ms. Yuvadee Chansue and Mr. Ekthai Chansue
Transaction Assets	:	Ordinary shares of Chao Khun Agro Products Co., Ltd.
Objective	:	To reduce investment in non-core business
Type of Business	:	Manufacturer of Sugar Confectionery
Registered and Paid-up Capital	:	52,400,000 Baht
Par Value	:	10 Baht per share
Transaction Description	:	Sale of ordinary share
Number of Shares	:	1,000,000 shares
Price	:	10 Baht per share
Total Value of Transaction	:	10,000,000 Baht
Percentage of Shares	:	Upon the completion of the transaction, SCB holds 56,000 ordinary shares of Chao Khun Agro Products Co., Ltd., being 1.07% of the paid-up capital.
Transaction Size	:	0.12% of SCB's net tangible assets, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

EQI. 480344

July 4, 2005

The President of the Stock Exchange of Thailand

Siam Commercial Bank PCL. (SCB) would like to inform the Stock Exchange of Thailand that SCB has sold 7,620,307 shares in BNH Medical Center Co., Ltd. as follows :

Relevant Parties	: Buyer – Bangkok Dusit Medical Services PCL. Seller – Siam Commercial Bank PCL.
Transaction Date	: June 30, 2005
Transaction Assets	: Ordinary shares of BNH Medical Center Co., Ltd.
Objective	: To divest investment in non-core business.
Type of Business	: Hospital
Registered Capital	: 586,119,350 Baht divided into 58,611,935 ordinary shares at par value of 10.00 Baht/share
Paid-up Capital	: 586,119,350 Baht divided into fully paid-up of 58,611,935 ordinary shares
Number of Shares sold	: 7,620,307 shares (13.00% of total shares)
Selling Price	: 13.00 Baht per share
Value of Transaction	: 99,063,991 Baht
Percentage of Shares	: After the aforesaid transaction, SCB is no longer a shareholder of BNH Medical Center Co., Ltd.
Size of Transaction	: 0.031% of SCB's net profit, hence it does not come under SET rule on acquisition or disposal of assets and SET rule on connected transaction.

Yours sincerely,

(Mr. Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

EQ 480324

June 29, 2005

The President of the Stock Exchange of Thailand

Siam Commercial Bank PCL. (SCB) would like to inform the Stock Exchange of Thailand that SCB has sold 254,498,108 shares in the Book Club Finance PCL.

Relevant Parties	: Buyer – Land and Houses Credit Foncier PCL. Seller – Siam Commercial Bank PCL.
Transaction Date	: June 28, 2005
Transaction Asset	: Ordinary shares and convertible preferred shares of the Book Club Finance PCL.
Type of Transaction	: Share sale according to the tender offer by Land and Houses Credit Foncier PCL.
Objective	: To comply with the one presence policy of the Bank of Thailand's Financial Sector Master Plan
Type of Business	: Finance Company
Registered Capital	: 2,001,945,465.00 Baht divided into 300,389,093 ordinary shares and 100,000,000 convertible preferred shares at par value of 5.00 Baht / share
Paid-up Capital	: 1,418,353,715.00 Baht divided into fully paid-up of 183,670,743 ordinary shares and 100,000,000 convertible preferred shares
Number of shares sold	: 254,498,108 shares divided into 154,498,108 ordinary shares and 100,000,000 convertible preferred shares
Selling Price	: 4.51 Baht per share for both ordinary shares and convertible preferred shares
Value of Transaction	: 1,147,786,467.08 Baht, which will be received by SCB on July 27, 2005 (as indicated in the tender offer notification by Land and Houses Credit Foncier PCL.)
Percentage of shares	: After the aforesaid transaction, SCB is no longer a shareholder of the Book Club Finance PCL.
Size of Transaction	: 1.08% of SCB's net tangible assets, hence it does not come under SET rule on acquisition or disposal of assets and SET rule on connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Equity Investment Division : Tel (02) 544-2301, 2311

Ref. : 480325

Date : 28 June 2005

Subject : SCB's investment in Chao Khun Agro Products Co., Ltd.

To : The President of the Stock Exchange of Thailand

SCB would like to inform you of its investment in ordinary shares of Chao Khun Agro Products Co., Ltd. under the company's rehabilitation plan as follows:

Transaction Date	:	27 June 2005
Involved Parties	:	Seller – Chao Khun Agro Products Co., Ltd. Buyer – Siam Commercial Bank PCL
Transaction Assets	:	Ordinary shares of Chao Khun Agro Products Co., Ltd.
Objective	:	To comply with Chao Khun Agro Products Co., Ltd.'s rehabilitation plan
Type of Business	:	Manufacturer of Sugar Confectionery
Previous Registered and Paid-up Capital	:	22,400,000 Baht
New Registered and Paid-up Capital	:	52,400,000 Baht
Par Value	:	10 Baht per share
Transaction Description	:	Conversion of debt into equity
Number of Shares	:	1,000,000 shares
Price	:	10 Baht per share
Total Value of Transaction	:	10,000,000 Baht
Percentage of Shares	:	Upon the completion of the transaction, SCB has invested in ordinary shares of Chao Khun Agro Products Co., Ltd. 1,056,000 shares, being 20.15% of the new paid-up capital.
Transaction Size	:	0.12% of SCB's net tangible assets, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of May 31, 2005

Assets	Baht	Liabilities	Baht
Cash	19,922,103,968.64	Deposits	638,630,218,780.86
Interbank and money market items	62,348,898,776.67	Interbank and money market items	25,052,873,549.72
Securities purchased under resale agreements	1,500,000,000.00	Liabilities payable on demand	3,364,955,860.30
Investments in securities, net	133,926,478,388.17	Securities sold under repurchase agreements	2,000,000,000.00
(with obligations Baht 17,415,200,000.00)		Borrowings	15,850,686,773.20
Credit advances (net of allowance for doubtful accounts)	519,734,517,069.67	Bank's liabilities under acceptances	488,650,170.04
Accrued interest receivables	1,527,417,024.46	Other liabilities	17,546,804,501.81
Properties foreclosed	12,102,323,145.02	**Total Liabilities**	**702,934,189,635.93**
Customers' liabilities under acceptances	488,650,170.04	**Shareholders' Equity**	
Premises and equipment, net	21,824,728,943.27	Paid-up share capital	
Other assets	12,302,770,484.92	(registered share capital Baht 70,000,000,000.00)	33,697,729,780.00
		Reserves and net profit after appropriation	30,503,498,805.98
		Other reserves and profit and loss account	18,542,469,748.95
		Total Shareholders' Equity	**82,743,698,334.93**
Total Assets	**785,677,887,970.86**	**Total Liabilities and Shareholders' Equity**	**785,677,887,970.86**
Customers' liabilities under unmatured bills	3,581,364,085.12	Bank's liabilities under unmatured bills	3,581,364,085.12
Total	**789,259,252,055.98**	**Total**	**789,259,252,055.98**

	Baht
Non-Performing Loans As of 31 March 2005 (Quarterly)	74,873,314,000.00
(12.88 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 31 March 2005 (Quarterly)	41,539,459,000.00
Actual allowance for doubtful accounts	61,207,954,904.40
Loans to related parties	7,407,250,767.92
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	7,029,060,198.24
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	85,000,835,463.92
Changes in assets and liabilities this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	3,701,705,897.54
Total liabilities	2,991,582.19
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,288,453,402.68
Letters of credit	9,231,824,162.23

[1] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

EQI 480310

June 15, 2005

To The President of the Stock Exchange of Thailand

SCB would like to inform you of its investment in ordinary shares of Phoenix Land Development Co., Ltd. under the Company's debt restructuring plan as follows:

Transaction Date	:	June 14, 2005
Involved Parties	:	Seller – Siam Sindhorn Co., Ltd. Buyer – Siam Commercial Bank PCL.
Transaction Assets	:	Ordinary shares of Phoenix Land Development Co., Ltd.
Objective	:	To comply with Phoenix Land Development Co., Ltd.'s debt restructuring plan
Type of Business	:	Property development
Registered Capital	:	Baht 500,000,000.00
Paid up Capital	:	Baht 500,000,000.00
Par Value	:	Baht 1,000.00 per share
Number of Shares sold	:	488,000 shares
Investment Value	:	Baht 1.00
Percentage of Shares	:	After the aforesaid transaction, SCB will hold 97.60% of the Company's paid-up capital.
Transaction Size	:	0.00% of SCB's total assets, hence it does not come under SET rule on acquisition and disposal of assets, however it is a connected transaction categorized as normal business transaction with general trading conditions.

Yours sincerely,

(Mrs. Siribunchong Uthayophas)

Company Secretary

- Translation -

BSCC. 480025 9 June 2005

The President

The Stock Exchange of Thailand

Re: Issuance of short-term debentures

Dear Sir,

At its Meeting No. 6/2005 held on 9 June 2005, the Board of Directors of the Siam Commercial Bank PCL. The Board gave its approval for the Bank to issue short- term debentures. This issuance is in accordance with the resolution passed at the Annual General Meeting of Shareholder No. 182 on 5 April 2005 whereby the shareholders gave their approval for the Bank to issue debentures and/or subordinated debentures and/or short-term debentures and/or other types of debentures in the amount not exceeding Baht 40,000 MM or equivalent in other currencies.

Debenture features:

1. Type of debenture:	Unsecured senior debenture
2. Currency:	Baht
3. Issue amount:	Total program Baht 20,000 MM
4. Tenor:	Not exceeding 270 days
5. Type of placement:	Public offering

Please be informed accordingly.

Yours sincerely,

The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)

President

- TRANSLATION FROM THAI TEXT -

BSCC 3-480217 June 6, 2005

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred shares are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on June 30, 2005 is as follows:

Conversion Notice June 15 – 29, 2005

Exercise Date June 30, 2005

Exercise Procedure

(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(3) Documents required to be delivered for conversion are:

1. form of conversion notice as prescribed by the Bank;
2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

/ 3. in case

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of April 30, 2005

Assets	Baht	Liabilities	Baht
Cash	17,608,372,558.10	Deposits	636,776,829,746.88
Interbank and money market items	65,762,073,320.70	Interbank and money market items	25,364,281,493.67
Securities purchased under resale agreements	4,000,000,000.00	Liabilities payable on demand	3,511,824,543.07
Investments in securities, net	129,071,792,156.09	Securities sold under repurchase agreements	-
(with obligations Baht 16,300,080,000.00)		Borrowings	15,711,281,323.34
Credit advances (net of allowance for doubtful accounts)	514,100,931,298.41	Bank's liabilities under acceptances	452,675,617.75
Accrued interest receivables	1,429,204,564.41	Other liabilities	16,005,075,709.00
Properties foreclosed	11,981,911,496.10	**Total Liabilities**	**697,821,968,433.71**
Customers' liabilities under acceptances	452,675,617.75	**Shareholders' Equity**	
Premises and equipment, net	21,821,556,256.92	Paid-up share capital	
Other assets	12,488,880,358.85	(registered share capital Baht 70,000,000,000.00)	33,697,729,780.00
		Reserves and net profit after appropriation	30,503,500,785.98
		Other reserves and profit and loss account	16,694,198,627.64
		Total Shareholders' Equity	**80,895,429,193.62**
Total Assets	**778,717,397,627.33**	**Total Liabilities and Shareholders' Equity**	**778,717,397,627.33**
Customers' liabilities under unmatured bills	4,680,433,995.15	Bank's liabilities under unmatured bills	4,680,433,995.15
Total	**783,397,831,622.48**	**Total**	**783,397,831,622.48**

	Baht
Non-Performing Loans As of 31 March 2005 (Quarterly)	74,873,314,000.00
(12.88 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 31 March 2005 (Quarterly)	41,539,459,000.00
Actual allowance for doubtful accounts	61,335,526,203.81
Loans to related parties	7,204,055,252.08
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	7,058,538,639.51
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	84,980,755,884.14
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	3,816,911,303.17
Total liabilities	2,997,429.58
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,299,413,203.89
Letters of credit	11,535,622,567.53

[1] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

Management Discussion and Analysis

For the first quarter ended March 31, 2005

The Siam Commercial Bank Public Company Limited

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

The Siam Commercial Bank Public Company Limited
9 Ruchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Tel. +66 2 544-1111, +66 2 937-7777
Website: www.scb.co.th

Investor Relations Division Email: investor.relations@scb.co.th
Tel. +66 2 544-4222

Reuter: SCB.BK, SCBf.BK, SCB_p.BK
Bloomberg: SCB TH, SCB/F TB, SCB/P TB, SCB/Q TB

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Management Discussion and Analysis

Date: May 13, 2005

For the first quarter ended March 31, 2005

This report discusses principal changes in the reviewed consolidated financial statements for the first quarter ended March 31, 2005 and contains financial figures based on statement amount in thousand Baht.

Operating Results

Consolidated, 1Q05 net profit was Bt4,938 million.

Net profit for the first quarter of 2005 (1Q05) was Baht 4,938 million, an increase of Baht 1,814 million from Baht 3,124 million in the fourth quarter of 2004 (4Q04). But compared to Baht 6,858 million in the corresponding period of last year (1Q04), net profit for this quarter decreased Baht 1,920 million.

Operating results maintained its growth momentum.

Profit excluding gain on investment and bad debt and doubtful account increased 25.9% qoq.

Operating results generally maintained the growth momentum in terms of net interest and dividend income as well as fee based income. The Bank booked large amounts of investment gains during the year 2004 according to its policy to divest non-core businesses and booked high provision of Baht 3,174 million in 4Q04. Unlike this quarter, the Bank reported gain on investment at Baht 507 million and provision for bad debt and doubtful accounts at Baht 292 million. Excluding the 2 items, 1Q05 net profit was Baht 4,723 million, up Baht 972 million from 4Q04 (+25.9% qoq) and up Baht 892 million from 1Q04 (+23.3% yoy).

(Consolidated)	1Q05 (Bt, million)	4Q04 (Bt, million)	Change qoq	1Q04 (Bt, million)	Change yoy
Net Profit	**4,938**	**3,124**	**58.1%**	**6,858**	**-28.0%**
Gain on investment	507	2,547	-80.1%	3,670	-86.2%
Bad debt and doubtful accounts	292	3,174	-90.8%	643	-54.6%
Net profit excluding gain on investment and bad debt and doubtful accounts	**4,723**	**3,751**	**25.9%**	**3,831**	**23.3%**

Net Interest and Dividend Income

Net interest and dividend income in 1Q05 increased 1.9% qoq.

Net interest and dividend income in 1Q05 was Baht 6,086 million, an increase of Baht 116 million (+1.9% qoq) from 4Q04, and an increase of Baht 1,191 million (+24.3% yoy) from 1Q04, mostly from higher interest income from interbank and money market items and dividend income.

In this quarter, interest and dividend income was Baht 7,574 million, up Baht 103 million (+1.4% qoq) from the previous quarter. Details are as follows.

: Interest on loans was down Baht 437 million to Baht 5,859 million from Baht 5,293 million in the previous quarter. Notably, Baht 450 million in special interest received from restructured debts was booked in the previous quarter. Interest on loans increased Baht 1,186 million (+25.4% yoy) comparing to the corresponding period of previous year mainly from loan expansion and better yields.

: Interest on interbank and money market items was up Baht 144 million (+49.5% qoq) to Baht 435 million due to higher interbank rates.

: Interest and dividend from investment was up Baht 396 million qoq to Baht 1,280 million in this quarter due mainly to dividend received from Vayupak Fund 1 in this quarter.

Interest expenses were Baht 1,488 million, slightly down by Baht 13 million (-0.9% qoq) from previous quarter. Comparing to 1Q04, interest expenses were down by Baht 51 million due to smaller borrowings as well as lower cost of deposits.

Net Interest Margin (NIM)

1Q05 net interest margin increased slightly to 3.19% from 3.14% in 4Q04 and from 2.60% in 1Q04. The improvement was from higher interest and dividend income and lower interest expenses.

NIM was 3.19% in 1Q05, up from 3.14% in 4Q04 and 2.60% in 1Q04.

(Consolidated)	1Q05 (Bt, million)	4Q04 (Bt, million)	Change qoq	1Q04 (Bt, million)	Change yoy
Total interest and dividend income	7,574	7,471	1.4%	6,434	17.7%
Interest on loans	5,859	6,296	-6.9%	4,673	25.4%
Interest on interbank and money market items	435	291	49.5%	277	57.0%
Investments	1,280	884	44.8%	1,484	-13.7%
Total interest expenses	1,488	1,501	-0.9%	1,539	-3.3%
Net interest and dividend income	**6,086**	**5,970**	**1.9%**	**4,895**	**24.3%**
Net Interest Margin (NIM)	**3.19%**	**3.14%**		**2.60%**	

Non-interest Income

Non-interest income from the Bank's operation*, excluding investment gain, in this quarter was Baht 4,086 million, an increase of Baht 513 million (+14.4% qoq) from Baht 3,573 million in previous quarter. Details are listed as follows.

Core non-interest income improved 15.2% qoq from better fee-based income, gain on exchange, and sale of assets.

: Fees and service income was Baht 2,433 million, up Baht 109 million (+4.7% qoq) from Baht 2,324 millionin previous quarter mainly driven by 28.4% increase in loan-related fees while other fees maintained their uptrends (+3.2% qoq), notably boosted by bancassurance business.

: Gain on exchange was Baht 408 million, up Baht 71 million from previous quarter due to higher banking transactions.

: Income from equity interest in associated companies was Baht 143 million, slightly down from the previous quarter.

: Other income was Baht 1,102 million, up Baht 341 million comparing to 4Q04 because of the profit from the sale of assets booked in this quarter.

In this quarter, the Bank booked Baht 507 million in gain on investment, a decrease of Baht 2,040 million from Baht 2,547 million in the previous quarter.

Non-interest income in this quarter of Baht 4,593 million was down by 25.0% comparing to 4Q04 and down by 34.4% comparing to 1Q04 mainly from much lower investment gain. Apart from that, contributions from core banking business were stronger, as described earlier.

(Consolidated)	1Q05 (Bt, million)	4Q04 (Bt, million)	Change qoq	1Q04 (Bt, million)	Change yoy
Fees and service income	2,433	2,324	4.7%	1,903	27.9%
Acceptances, avals, and guarantees	181	141	28.4%	162	11.7%
Others	2,252	2,183	3.2%	1,741	29.4%
Gain on exchanges	408	337	21.1%	537	-24.0%
Income from equity interest in subsidiaries and/or associated companies	143	151	-5.3%	158	-9.5%
Other Income	1,102	761	44.8%	731	50.8%
Operating income*	**4,086**	**3,573**	**14.4%**	**3,329**	**22.7%**
Gain on investment	507	2,547	-80.1%	3,670	-86.2%
Total non-interest income	**4,593**	**6,120**	**-25.0%**	**6,999**	**-34.4%**

Note: The Bank changed operating income definition to include income from equity interest in subsidiaries and/or associated companies

Non-interest Expenses

In this quarter, non-interest expenses were Baht 5,315 million, down Baht 388 million (-6.8% qoq) from previous quarter, due to lower expenses related to personnel, taxes and duties, and other expenses while premises and equipment expenses increased. Details are listed below.

: Personnel expenses were Baht 2,026 million, down Baht 370 million from previous quarter. The Bank booked Baht 670 million as provision for employee retirement in the previous quarter while extra bonus of Baht 360 million was booked this quarter.

Personnel expenses were down slightly because large provision set in previous quarter.

: Premises and equipment expenses were Baht 1,208 million, up Baht 53 million from previous quarter due mainly to network expansion.

: Taxes and duties were Baht 319 million, up Baht 26 million.

: Other expenses were Baht 649 million, down Baht 67 million.

(Consolidated)	1Q05 (Bt, million)	4Q04 (Bt, million)	Change qoq	1Q04 (Bt, million)	Change yoy
Personnel expenses	2,026	2,396	-15.4%	1,647	23.0%
Premises and equipment expenses	1,208	1,155	4.6%	915	32.0%
Taxes and duties	319	345	-7.5%	274	16.4%
Fees and service expenses	462	460	0.4%	445	3.8%
Directors' remuneration	20	12	66.7%	12	66.7%
Contributions to the FIDF	631	619	1.9%	617	2.3%
Other expenses	649	716	-9.4%	403	61.0%
Total non-interest expenses	**5,315**	**5,703**	**-6.8%**	**4,313**	**23.2%**

Compared to 1Q04, non-interest expenses were up Baht 1,002 million (+23.2% yoy) to Baht 5,315 million due to personnel expenses (up 23.0% yoy), premises and equipment expenses (up 32.0% yoy), and other expenses, (up 61.0% yoy). Higher expenses were generally attributed to network expansion, higher employees, and upgraded IT system.

*Operating cost to income ratio**

Operating expenses decreased by Baht 388 million from previous quarter while operating income, excluding investment gain and income from subsidiaries, was up Baht 629 million from increases in interest income and fee income. As a result, operating cost to income ratio dropped to 52.1% in this quarter from 59.8% in 4Q04 and 52.5% in 1Q04.

Operating cost income ratio dropped to 52.1% in this quarter.

Note: The Bank changed operating income definition to include income from equity interest in subsidiaries and/or associated companies

Bad Debt and Doubtful Accounts

Loan loss provision in 1Q05 was Baht 292 million, in line with the Bank's policy to maintain general provision at 2% of performing loans, a level already reached since end of last year.

The Bank set aside provision of Bt292million in 1Q05 to maintain general provision at 2% of performing loans.

Compared to 4Q04 figures, provision was down by Baht 2,882 million. The Baht 3,174 million of provision set in 4Q04 was 1) to comply with the Bank of Thailand's guideline that requires banks to increase provision for past dues of more than 24 months against which lawsuits are not filed. (Notably, this was in line with the Bank's policy for certain NPLs under debt restructuring) and 2) to meet the general provision target at 2% of performing loans.

Financial Status

Assets

Total assets as at March 31, 2005 were Baht 802,088 million, an increase of Baht 37,195 million from the end of 2004 (+4.9%ytd)

Total assets increased by 4.9% from end of 2004. Loan growth was 2.9% ytd and interbank & money market was up 49.9% ytd.

: Gross loans were Baht 575,970 million, up Baht 16,048 million from end of 2004 (+2.9% ytd).

: Interbank & money market item was Baht 87,585 million, up Baht 29,148 million from end of 2004 (+49.9% ytd) mainly from management of excess liquidity to get higher yields in this market.

: Securities purchased under resale agreements were Baht 2,740 million, a continuous decline from Baht 9,000 million at the end of 2004 as a result of liquidity management.

: Net investment was Baht 126,866 million, up Baht 536 million from end of 2004 (+ 0.4% ytd) due to additional investment in short-term debt instruments,

: Foreclosed properties totaled Baht 12,095 million, down Baht 628 million from end of 2004 (-4.9% ytd) on sales of properties during the quarter. The gains were booked in other income.

: Assets pending transfer were Baht 3,628 million, up Baht 202 million from end of 2004 mostly from accrued dividend receivables.

Liabilities

As at March 31, 2005, total liabilities were Baht 714,253 million, an increase of Baht 32,458 million or 4.8% from the end of 2004.

Consolidated liabilities were up by 4.8% ytd.

: Deposits totaled Baht 649,197 million, an increase of Baht 19,035 million or 3.0% from end 2003, mostly from increasing short-term deposits.

Deposits rose by 3.0% ytd., mainly from short-term deposits.

: Borrowing totaled Baht 16,363 million, a decline of Baht 238 million from end 2004 from the conversion of subordinated convertible bond into ordinary shares.

While borrowing declined continuously.

: Other liabilities were Baht 13,046 million, up Baht 4,136 million from end of last year (+46.4% ytd), due to payment pending transfer for unit trusts (the Bank is a distributor channel) and extra bonus.

Shareholder's Equity

Shareholder's equity totaled Baht 87,835 million, an increase of Baht 4,736 million or 5.7% from the end of 2004.

Shareholder's equity increased 5.7% ytd, mainly due to profit for this quarter.

: Paid-up capital, including ordinary and preferred shares, was Baht 33,590 million. The increase of Baht 135 million from end of 2004 was from conversion of subordinated convertible bonds into 13.5 million ordinary shares in January.

: Premium on ordinary and preferred shares was Baht 10,321 million, up Baht 270 million from end of 2004 from the aforementioned conversions.

: Unappropriated retained earnings were Baht 30,104 million, up Baht 4,966 million from end of 2004 because of this quarter's profit.

: Unrealized gain on investment was Baht 3,048 million, down Baht 641 million following the market slowdown as well as the sale of equity investments during the quarter.

: Book value per share (BVPS) at end of March 2005 rose to Baht 26.15 from Baht 24.84 at end of 2004.

Book value per share increased to Baht 26.15 at end of March 2005.

Off Balance Sheet: Contingencies

As at March 31, 2005, the Bank and subsidiaries had combined contingencies of Baht 785,580 million, up Baht 69,215 million or 9.7% from end of 2004, driven by 13.6% growth of avals to bills and guarantees of loans, 8.0% growth of liabilities under unmatured import bills, 9.3% growth of letter of credit, and 9.7% growth of other contingencies. The increase was in line with stronger economic activities, particularly international trade transactions. Additionally, the Bank provided interest rate and exchange rate risk management services to customers.

(Consolidated)	Mar 31, 05 (Bt, million)	Dec 31, 04 (Bt, million)	Change ytd	Mar 31, 04 (Bt, million)	Change yoy
Aval to bills and guarantees of loans	4,144	3,648	13.6%	3,587	15.6%
Liability under unmatured import bills	4,435	4,107	8.0%	2,740	61.9%
Letter of credit	10,742	9,827	9.3%	9,608	11.8%
Other contingencies	766,259	698,783	9.7%	558,262	37.3%
- Exchange rate contract	377,359	336,105	12.3%	234,761	60.7%
- Interest rate contract	266,720	243,134	9.7%	206,934	28.9%
- Others	122,180	119,544	2.2%	116,567	4.8%
Total contingencies	**785,580**	**716,365**	**9.7%**	**574,197**	**36.8%**

Loans and Deposits

Consolidated gross loans at end of March 2005 were Baht 575,970 million, an increase of 2.9% from end of 2004. Gross loans at the bank only totaled Baht 571,666 million and accounted for 99.3% of total loans on the consolidated basis.

Loans on Bank-only account at end of 1Q05 increased by Baht 16,216 million or 2.9% from end of 2004. Good loans totaled Baht 485,311 million, up Baht 17,817 million or 3.7%, while loans under Special Assets Group dropped by Baht 1,604 million or 1.8% to Baht 86,355 million at end of 1Q05.

Loan growth was broad-based.

Loan growth was broad-based. Retail loans maintained growth momentum with 5.3% growth (Baht 8,246 million) from end of 2004 . Corporate loans increased by Baht 8,138 million or 3.8% while SME loans expanded by Baht 1,433 million or 1.5% from end of 2004.

Retail loans continued robust growth, similar to corporate and SME loans.

(Bank Only)	Mar 31, 05 (Bt, million)	Dec 31, 04 (Bt, million)	Change ytd	Mar 31, 04 (Bt, million)	Change yoy
Good Bank	485,311	467,494	3.8%	414,996	16.9%
- Corporate	221,762	213,624	3.8%	206,934	7.2%
- SME	99,462	98,029	1.5%	83,816	18.7%
- Retail	164,087	155,841	5.3%	124,006	32.3%
- Others	-	-	-	240	NA
Bad Bank	86,355	87,956	-1.8%	110,231	-21.7%
Total loans	**571,666**	**555,450**	**2.9%**	**525,227**	**8.8%**

Loans by sector (consolidated basis): the housing loans recorded the highest growth at 4.7% from end of 2004, slightly higher than 4.5% growth for loans to the utilities and services sector. Loans to manufacturing and commercial grew by 2.9% while other loans, largely personal loans and credit card, grew by 0.6%. On the contrary, loans to real estate and construction sector slightly shrank by 2.8%.

(Consolidated)	Mar 31, 05 (Bt, million)	Dec 31, 04 (Bt, million)	Change ytd	Mar 31, 04 (Bt, million)	Change yoy
Agriculture and mining	10,160	9,931	2.3%	10,020	1.4%
Manufacturing and commercial	221,852	215,699	2.9%	198,769	11.6%
Real estate and construction	58,939	60,607	-2.8%	66,010	-10.7%
Utilities and services	85,998	82,267	4.5%	98,426	-12.6%
Housing loans	163,777	156,391	4.7%	118,737	37.9%
Others	35,244	35,028	0.6%	38,401	-8.2%
Total loans	**575,970**	**559,923**	**2.9%**	**530,363**	**8.6%**

Loans to deposits ratio

Loans to deposits ratio (consolidated basis) as at end of March 2005 was down slightly to 88.7% from 88.9% at end of 2004 as deposit growth outpaced loan growth in this quarter. However, loans to deposits improved from 84.3% at end of 1Q04.

Net loans to deposits ratio increased to 79.1% at end of March 2004 from 78.9% at end of 2004.

Net loans to deposit ratio was 79.1% at end of March 2005.

(Consolidated)	Mar 31, 05	Dec 31, 04	Mar 31, 04
Loans to deposits ratio	88.7%	88.9%	84.3%
Net loan to deposit ratio	79.1%	78.9%	72.7%

Non-performing Loans and Allowance for Doubtful Accounts *(Bank only)*

Non-performing loans

As at end of 1Q05, non-performing loans (NPLs) or loans in substandard classification and lower according to the Bank of Thailand's definition were Baht 74,873 million, or 12.9% of total loans, an increase of Baht 924 million from Baht 73,947 million (13.1% of total loans) at the end of previous year.

NPLs were up slightly to Bt74,873 million or 12.9% of total loans.

(Bank only)		Mar 31, 05	Dec 31, 04	Mar 31, 04
Non-performing loans (NPLs)	Bt, million	74,873	73,947	87,102
	% Of total loans	12.9%	13.1%	16.3%
Problem classified loans (PCLs)	Bt, million	75,016	74,110	87,417
	% Of total loans	13.1%	13.3%	16.6%
Allowance per BoT's requirement, for doubtful accounts and revaluation of debt restructuring	Bt, million	40,755	41,581	50,014
Total allowance, for doubtful accounts and revaluation of debt restructuring	Bt, million	61,143	61,411	71,775
	% of NPLs	81.7%	83.0%	82.4%
	% of Allowance per BoT's requirement	150.0%	147.7%	143.5%

Allowance for doubtful accounts

The Bank's policy is to maintain general provision at 2% of performing loans. The provision target was met since the end of the previous year.

As at March 31, 2005, the Bank's allowance for doubtful accounts and revaluation allowance for restructured debt totaled Baht 61,143 million. During this quarter the (only) Bank set aside provision of Baht 300 million and wrote off Baht 864 million.

The coverage ratio of loan loss provision to non-performing loans was 81.7%, a decrease from 83.0% at end of 2004. Compared to the Bank of Thailand's requirement, the Bank had excess loan loss provision of 50.0% or Baht 20,388 million.

Loan loss coverage ratio was 81.7% in 1Q05.

Troubled Debt Restructuring

The Bank has implemented various methods of debt restructuring including transfers of assets and equity securities, changes in repayment condition, and combinations thereof. Loans amounting to Baht 510 million were restructured in this quarter.

Restructured debt in 1Q05 was Bt510 million and yielded at 4.5% p.a.

As at end of March 2005, outstanding loans to restructured debts (including accrued interest) in the consolidated financial statements amounted to Baht 79,621 million, continuously decreasing from Baht 83,288 million and Baht 102,441 million at end of 2004 and end of March 2004, respectively.

The Bank recognized interest income in the amount of Baht 913 million in this quarter, representing an annualized yield of 4.5% comparing to 5.6% in 4Q04 and 3.1% in 1Q04.

(Consolidated)		1Q05	4Q04	1Q04
Loans to the restructured debtors (on average)	Bt, million	79,621	83,288	102,441
Trouble debts restructuring in the period	Bt, million	510	723	5,971
Interest income recognized in the statement of income	Bt, million	913	1,235	815
Yield from restructured debts (annualized)	% of average outstanding	4.5	5.6	3.1

Statutory Capital *(Bank only)*

The Bank's capital funds (Tier 1 and Tier 2 capital) at end of March 2005 were Baht 84,563 million or approximately 14.7% of risk-weighted assets (RWA). Baht 63,779 million or 11.1% of RWA was Tier 1 capital.

The Bank's capital funds were solid at 14.7%, of which tier 1 capital was 11.1%.

Capital funds decreased by Baht 953 million from Baht 85,516 million at end of 2004 mainly from smaller amount of subordinated bonds in tier 2 capital.

		Estimated Capital Included interim items*	Statutory Capital	
(Bank only)		Mar 31, 05	Mar 31, 05	Dec 31, 04
Tier-1 Capital	Bt, million	75,479	63,779	63,374
	% of RWA	13.1	11.1	11.4
Tier-2 Capital	Bt, million	20,784	20,784	22,142
	% of RWA	3.6	3.6	4.0
Total Capital	Bt, million	96,263	84,563	85,516
	% of RWA	16.7	14.7	15.4
Risk Weighted Asset	Bt, million	574,946	574,946	533,848

Note: Including 2H04 profit and 1Q05 profit totaling Baht 11,700 million, not legally accounted as the Bank's capital on March 31, 2005.

Summery of all press releases and materials published or distributed to shareholders translated into English. Below are lists of information furnished to shareholders since May 2005 to September 2005.

Document No.	Date Published or Distributed	Document
1	Jul 28, 2005	Notice of increase in registered share capital
2	Jul 21, 2005	The result of conversion of subordinated convertible debentures into ordinary shares
3	Jul 12, 2005	The correction of the reported result of conversion of preferred shares into ordinary shares
4	Jul 5, 2005	The result of conversion of preferred shares into ordinary shares

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

BSCC 3-480334 July 28, 2005

Re: Notice of Increase in Registered Share Capital

To: The Shareholders

Pursuant to the issuance by Siam Commercial Bank PCL on 16 October 1998 of 7-year subordinated convertible debentures of the amount of Bt 6,000 million, maturing in 2005, which were offered to 17 categories of investors in accordance with the Office of SEC's regulation, any holders may exercise the conversion rights on the dates of 16 January, 16 April, 16 July, and 16 October each year, at a price of Bt30 per share.

For the July 18, 2005 conversion period, the debentures have been converted into 7,099,997 common shares. The Bank has registered the increase in its paid up share capital from Bt33,697,729,780 to Bt33,768,729,750 with the Ministry of Commerce.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation -

No. Por Tor Kor Thor.39 - 481012 July 21, 2005

Subject: Results of Conversion of Subordinated Convertible Debentures

Attn: President

The Stock Exchange of Thailand

Whereas, the Siam Commercial Bank PCL, on October 16, 1998, issued and offered baht 6 billion worth of subordinated convertible debentures for a tenor of 7 years, due 2005, to investors having specific characteristics as set forth in the Announcement of the Securities and Exchange Commission No. Gor. Jor. 13/2537, whereby those investors are entitled to convert the same into ordinary stocks on January 16, April 16, July 16 and October 16 of each and every year at baht 30/ordinary stock.

Please be informed that as at July 18, 2005, debenture holders have requested debenture-into-common stock conversion of 213,000 units in total, as detailed below:

	Description	Unit
1.	Subordinated convertible debentures at first placement	6,000,000
	Converted debentures	5,066,923
	Debentures requested conversion	213,000
	Outstanding unconverted debentures	720,077
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	168,897,335
	Requested conversion - common stocks	7,099,997
	Outstanding common stocks for conversion	24,002,668
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	7,099,997

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

BSCC 3-480315 July 12, 2005

President,
The Stock Exchange of Thailand

Re: Correction of the reported conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's notice BSCC 3-480301 dated July 5, 2005 concerning the conversion of preferred shares of SCB into ordinary shares for the period June 30, 2005 that applications were submitted for 8,087,007 shares, the actual number of share conversion was 8,177,040 shares (90,033 shares were left out). The correct share conversion report is provided below.

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	112,115,570	Shares
Number of preferred shares already converted	(992,951,179)	Shares
Conversion per this exercise date (June 30, 2005)	(8,177,040)	Shares
Convertible preferred shares outstanding	1,610,987,351	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	168,897,335	Shares
Previous conversion from preferred shares	992,951,179	Shares
Conversion per this exercise date (June 30, 2005)	8,177,040	Shares
Total ordinary shares outstanding	1,758,785,627	Shares
No. of new converted shares held by **foreign** shareholders	3,941,515	Shares
No. of new converted shares held by **local** shareholders	4,235,525	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

- Translation from Thai Text -

BSCC 3-480301 July 5, 2005

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the June 30, 2005 exercise date, applications for conversion were for 8,087,007 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	112,115,570	Shares
Number of preferred shares already converted	(992,951,179)	Shares
Conversion per this exercise date (June 30, 2005)	(8,087,007)	Shares
Convertible preferred shares outstanding	1,611,077,384	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	168,897,335	Shares
Previous conversion from preferred shares	992,951,179	Shares
Conversion per this exercise date (June 30, 2005)	8,087,007	Shares
Total ordinary shares outstanding	1,758,695,594	Shares
No. of new converted shares held by **foreign** shareholders	3,941,482	Shares
No. of new converted shares held by **local** shareholders	4,145,525	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

Lists of Translation of Affidavit

(From May to September 2005)

Document No.	Document
1	Translation of Affidavit issued on July 26, B.E.2548 (A.D.2005)
2	Translation of Affidavit issued on July 13, B.E.2548 (A.D.2005)
3	Translation of Affidavit issued on April 27, B.E.2548 (A.D.2005)

- Translation -

No. Sor Jor Gor. 000791 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Certificate

This is to certify that this Company has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993).
The registered particulars as of the date of issuance of this Certificate are as follows:

1. Name of the Company: The Siam Commercial Bank Public Company Limited

2. Directors consist of 15 persons namely:

1) Mr. Anand Panyarachun	2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham	4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat	6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai	8) Mr. Bodin Asvanich
9) Mrs. Kannikar Chalitaporn	10) Mr. Maris Samaram
11) Mr. Tiraphot Vajrabhaya	12) Mr. Pichai Chunhavajira
13) Mr. Sumate Tanthuwanit	14) Mrs. Puntip Surathin
15) Mr. Prakob Tantiyapong/	

3. Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign./

Limitation of authorization of the directors is-none-/

4. Capital: Registered capital is Baht 70,000,000,000.00/
(Seventy Billion Baht)
Paid up capital is Baht 33,697,729,780.00/
(Thirty Three Thousand Six Hundred Ninety Seven Million Seven Hundred Twenty Nine Thousand Seven Hundred and Eighty Baht)

5. The address of the principal office is No. 9 Rutchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis./

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

P:\Suthang\TRANS\SCB Certificate\SCBCER2\SCBCER.DOC

6. The objectives of the Company consist of 9 items and are as appeared in copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

P:\Suthang\TRANS\SCB Certificate\SCBCER2\SCBCER.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 000791 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Certificate

Issued on April 27, B.E. 2548 (A.D. 2005)

Signature
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

Remarks :

1. The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993)./

2. This juristic person has already submitted Financial Statement for the year B.E. 2547 (A.D. 2004).

3. This document certifies only for the information filed and registered by the partnership/company in order to create its effectiveness pursuant to the law. Any other fact should be sought for in order to know its status.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 000791 Issued on April 27, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate. Signature (Mrs. Nilawan Kobkuachaiyapong) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Ms. Sumitra Chuenchomchat)

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

-Translation-

. Sor Jor Gor. 000791 Issued on April 27, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate. *-Signature-* (Mrs. Nilawan Kobkuachaiyapong) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

(7) To provide financial support to any persons, group of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

-Translation-

. Sor Jor Gor. 000791 Issued on April 27, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate.
-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 168309 4 MAY 2005
BANGKOK
SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Ms. Sumitra Chuenchomchat)

P:\Suthang\TRANS\SCB Certificate\SCBCER7\SCBCER.DOC

-*Translation* –

Registered on April 27, B.E. 2548 (A.D. 2005)

Form Bor Mor Jor. 005

Page 1 of 1 page
Document attached to the application no.75480427-52

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No.Gor 42385 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on April 27, B.E. 2548 (A.D. 2005), issued on April 27, B.E. 2548 (A.D. 2005)
(Signature)
Mrs. Nilawan Kobkuachaiyapong
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 33,697,729,780 Baht (Thirty Three Thousand Six Hundred Ninety Seven Million Seven Hundred Twenty Nine Thousand Seven Hundred and Eighty Baht)

2. Total amount of shares distributed 3,369,772,978 shares (Three Thousand Three Hundred Sixty Nine Million Seven Hundred Seventy Two Thousand Nine Hundred and Seventy Eight shares)

Categorized into

(a) Shares to be paid-up in money
Ordinary share 1,750,608,587 shares (One Thousand Seven Hundred Fifty Million Six Hundred Eight Thousand Five Hundred and Eighty Seven shares)
Preference share 1,619,164,391 shares (One Thousand Six Hundred Nineteen Million One Hundred Sixty Four Thousand Three Hundred and Ninety One shares)

(b) Shares to be paid-up other than in money
Ordinary share - share (-)
Preference share - share (-)

(c) Shares to be paid-up other than specified in (a) and (b)
Ordinary share - share (-)
Preference share - share (-)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling - page

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Signature)
(Ms. Sumitra Chuenchomchat)

P:\Suthang\TRANS\SCB Certificate\SCBCER2\BMJ005.doc

บริษัท______

No. 168315 4 MAY 2005
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

No. 168316 4 MAY 2005
BANGKOK

CERTIFIED TRUE COPY

(MR. SARASNANT MUNGKANE)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

- Translation -

No. Sor Jor Gor. 001546 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Certificate

This is to certify that this Company has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993).
The registered particulars as of the date of issuance of this Certificate are as follows:

1. Name of the Company: The Siam Commercial Bank Public Company Limited

2. Directors consist of 15 persons namely:

1) Mr. Anand Panyarachun
2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham
4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat
6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai
8) Mr. Bodin Asvanich
9) Mrs. Kannikar Chalitaporn
10) Mr. Maris Samaram
11) Mr. Tiraphot Vajrabhaya
12) Mr. Pichai Chunhavajira
13) Mr. Sumate Tanthuwanit
14) Mrs. Puntip Surathin
15) Mr. Prakob Tantiyapong/

3. Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign./

Limitation of authorization of the directors is-none-/

4. Capital: Registered capital is Baht 70,000,000,000.00/
(Seventy Billion Baht)
Paid up capital is Baht 33,697,729,780.00/
(Thirty Three Thousand Six Hundred Ninety Seven Million Seven Hundred Twenty Nine Thousand Seven Hundred and Eighty Baht)

5. The address of the principal office is No. 9 Rutchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis./

6. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Kanoksak Kunlananan)

P:\Suthang\trans\SCB Certificate\SCBCER3\SCBCER.DOC

-Translation-

No. Sor Jor Gor. 001546 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Certificate

Issued on July 13, B.E. 2548 (A.D. 2005)

Signature
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

Remarks :

1. The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993)./

2. This juristic person has already submitted Financial Statement for the year B.E. 2547 (A.D. 2004).

3. This document certifies only for the information filed and registered by the partnership/company in order to create its effectiveness pursuant to the law. Any other fact should be sought for in order to know its status.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Mr. Kanoksak Kunlananan)

-Translation-

No. Sor Jor Gor. 001546 Issued on July 13, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate.
Signature
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Kanoksak Kunlananan)

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Mr. Kanoksak Kunlananan)

-Translation-

No. Sor Jor Gor. 001546 Issued on July 13, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate.
-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

P:\Suthang\trans\SCB Certificate\SCBCER3\SCBCER.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Mr. Kanoksak Kunlananan)

(7) To provide financial support to any persons, group of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

P:\Suthang\trans\SCB Certificate\SCBCER3\SCBCER.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Mr. Kanoksak Kunlananan)

-Translation-

No. Sor Jor Gor. 001546 Issued on July 13, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate. *-Signature-* (Mrs. Nilawan Kobkuachaiyapong) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 238564 25 JUL 2005
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SUDHISARN VIBULYASEK)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

068923

ranslator and owner of the document will
...rily take responsibility for erroneou
...slation./ ผู้แปลและเจ้าของเอกสารเป็น
...วนผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Mr. Kanoksak Kunlananan)

P:\Suthang\trans\SCB Certificate\SCBCER3\SCBCER.DOC

2546 ออกให้ ณ วันที่ 13 เดือน กรกฎาคม พ.ศ. 2548

สำเนาเอกสารนี้แนบท้ายหนังสือรับรอง

นางนิลาวรรณ กอบเกื้อชัยพงษ์

นายทะเบียน

กรมพัฒนาธุรกิจการค้า กระทรวงพาณิชย์

วัตถุประสงค์ของบริษัทมีจำนวน ๙ ข้อ ดังต่อไปนี้

(๙) ออกหลักทรัพย์ประเภทหุ้น หุ้นกู้ หน่วยลงทุน ใบสำคัญแสดงสิทธิที่จะซื้อหลักทรัพย์ทุกประเภท ตั๋วเงิน หลักทรัพย์หรือตราสารประเภทอื่นใด และไม่ว่าจะมีลักษณะเป็นเช่นใด ตามที่ได้รับอนุญาตหรือตามที่กำหนดไว้หรือจะกำหนดขึ้นต่อไปโดยกฎหมายว่าด้วยบริษัทมหาชนจำกัด กฎหมายว่าด้วยหลักทรัพย์และตลาดหลักทรัพย์ หรือกฎหมายอื่นใด เพื่อเสนอขายต่อผู้ถือหุ้น ประชาชน หรือบุคคลใด ๆ ทั้งนี้โดยมีราคาตามมูลค่าของตราสารหรือหลักทรัพย์ที่ตั้งหรือกำหนดไว้หรือโดยการให้ส่วนลดหรือในราคาที่สูงกว่าก็ได้

No. 238565 25 JUL 2005
BANGKOK

CERTIFIED TRUE COPY

กระทรวงการต่างประเทศ MINISTRY OF FOREIGN AFFAIRS

(MR. SUDHISARN VIBULYASEK)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

068924

-Translation-

Registered on July 13, B.E. 2548 (A.D. 2005)

Form Bor Mor Jor. 005

Page 1 of 1 page
Document attached to the application no.75480713-36

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No.Gor 47920 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on July 13, B.E. 2548 (A.D. 2005), issued on July 13, B.E. 2548 (A.D. 2005)
(Signature)
Mrs. Nilawan Kobkuachaiyapong
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 33,697,729,780 Baht (Thirty Three Thousand Six Hundred Ninety Seven Million Seven Hundred Twenty Nine Thousand Seven Hundred and Eighty Baht)

2. Total amount of shares distributed 3,369,772,978 shares (Three Thousand Three Hundred Sixty Nine Million Seven Hundred Seventy Two Thousand Nine Hundred and Seventy Eight shares)

Categorized into

(a) Shares to be paid-up in money
Ordinary share 1,758,785,627 shares (One Thousand Seven Hundred Fifty Eight Million Seven Hundred Eighty Five Thousand Six Hundred and Twenty Seven shares)
Preference share 1,610,987,351 shares (One Thousand Six Hundred Ten Million Nine Hundred Eighty Seven Thousand Three Hundred and Fifty One shares)

(b) Shares to be paid-up other than in money
Ordinary share - share (-)
Preference share - share (-)

(c) Shares to be paid-up other than specified in (a) and (b)
Ordinary share - share (-)
Preference share - share (-)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling - page

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Signature)
(Mr. Kanoksak Kunlananan)

P:\Suthang\trans\SCB Certificate\SCBCER3\BMJ005.doc

005

No. 238562
BANGKOK

25 JUL 2005

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

กระทรวงการต่างประเทศ
MINISTRY OF FOREIGN AFFAIRS

(MR. SUDHISARN VIBULYASEK)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

068921

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

รับจดทะเบียนเมื่อ 13 ก.ค. 2548

...005

หน้า 1 ของจำนวน 1 หน้า

เอกสารประกอบคำขอที่ ____

ที่ ... 0107536000102 (รวม 1 หน้า)

สำเนาถูกต้องตรงกับฉบับที่กรมพัฒนาธุรกิจการค้าได้รับไว้ 13 ก.ค. 2548

ออกให้ ณ วันที่ 13 ก.ค. 2548

นางนิลาวรรณ กตาแก้วทัศนพงษ์

นายทะเบียน

บริษัท ธนาคารไทยพาณิชย์ จำกัด (มหาชน)

ทะเบียนเลขที่ บมจ.84

ได้จดทะเบียนจัดตั้งเป็นบริษัทมหาชนจำกัด โดยมีรายการดังต่อไปนี้

ข้อ 1. ทุนชำระแล้วเป็นเงินทั้งสิ้น 33,697,729,780 บาท

(สามหมื่นสามพันหกร้อยเก้าสิบเจ็ดล้านเจ็ดแสนสองหมื่นเก้าพันเจ็ดร้อยแปดสิบบาท)

ข้อ 2. จำนวนหุ้นที่จำหน่ายได้ทั้งหมด 3,369,772,978 หุ้น

(สามพันสามร้อยหกสิบเก้าล้านเจ็ดแสนเจ็ดหมื่นสองพันเก้าร้อยเจ็ดสิบแปดหุ้น)

โดยแยกออกเป็น

(ก) หุ้นที่ชำระค่าหุ้นเป็นตัวเงิน

หุ้นสามัญ	1,758,785,627	หุ้น	(หนึ่งพันเจ็ดร้อยห้าสิบแปดล้านเจ็ดแสนแปดหมื่นห้าพันหกร้อยยี่สิบเจ็ดหุ้น)
หุ้นบุริมสิทธิ	1,610,987,351	หุ้น	(หนึ่งพันหกร้อยสิบล้านเก้าแสนแปดหมื่นเจ็ดพันสามร้อยห้าสิบเอ็ดหุ้น)

(ข) หุ้นที่ชำระค่าหุ้นด้วยทรัพย์สินอื่นนอกจากตัวเงิน

หุ้นสามัญ	-	หุ้น	(-)
หุ้นบุริมสิทธิ	-	หุ้น	(-)

(ค) หุ้นที่ชำระค่าหุ้นด้วยสิ่งอื่น นอกจากที่ระบุไว้ใน (ก) และ (ข)

หุ้นสามัญ	-	หุ้น	(-)
หุ้นบุริมสิทธิ	-	หุ้น	(-)

มีรายละเอียดเกี่ยวกับการตีราคาทรัพย์สินและการชำระค่าหุ้นตาม (ข) และ (ค) ดังเอกสารแนบ

จำนวน - แผ่น

No. 238563 25 JUL 2005

BANGKOK

CERTIFIED TRUE COPY

กระทรวงการต่างประเทศ MINISTRY OF FOREIGN AFFAIRS

(MR. SUDHISARN VIBULYASEK)

Diplomatic Officer 6

Department of Consular Affairs

Ministry of Foreign Affairs of Thailand

068922

(ลงลายมือชื่อ) ____ ผู้ขอจดทะเบียน

(คุณหญิงชฎา วัฒนศิริธรรม)

- Translation -

No. Sor Jor Gor. 001613 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Certificate

This is to certify that this Company has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993).
The registered particulars as of the date of issuance of this Certificate are as follows:

1. Name of the Company: The Siam Commercial Bank Public Company Limited

2. Directors consist of 15 persons namely:

   1) Mr. Anand Panyarachun
   2) Mr. Chirayu Isarangkun Na Ayuthaya
   3) Khunying Jada Wattanasiritham
   4) M.R. Disnadda Diskul
   5) Mr. Peter Seah Lim Huat
   6) Mr. John William Hancock
   7) Mr. Vichit Suraphongchai
   8) Mr. Bodin Asvanich
   9) Mrs. Kannikar Chalitaporn
   10) Mr. Maris Samaram
   11) Mr. Tiraphot Vajrabhaya
   12) Mr. Pichai Chunhavajira
   13) Mr. Sumate Tanthuwanit
   14) Mrs. Puntip Surathin
   15) Mr. Prakob Tantiyapong/

3. Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign./

   Limitation of authorization of the directors is-none-/

4. Capital: Registered capital is Baht 70,000,000,000.00/
   (Seventy Billion Baht)
   Paid up capital is Baht 33,768,729,750.00/
   (Thirty Three Thousand Seven Hundred Sixty Eight Million Seven Hundred Twenty Nine Thousand Seven Hundred and Fifty Baht)

5. The address of the principal office is No. 9 Rutchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis./

6. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

P:\Sutheang\trans\SCB Certificate\SCBCER4\SCBCER.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 001613 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Certificate

Issued on July 26, B.E. 2548 (A.D. 2005)

Signature
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

Remarks :

1. The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993)./

2. This juristic person has already submitted Financial Statement for the year B.E. 2547 (A.D. 2004).

3. This document certifies only for the information filed and registered by the partnership/company in order to create its effectiveness pursuant to the law. Any other fact should be sought for in order to know its status.

P:\Suthang\trans\SCB Certificate\SCBCBR\SCBCBR.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 001613 Issued on July 26, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate. Signature (Mrs. Nilawan Kobkuachaiyapong) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Ms. Sumitra Chuenchomchat)

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 001613 Issued on July 26, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate.
-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(7) To provide financial support to any persons, group of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat.

(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 001613 Issued on July 26, B.E. 2548 (A.D. 2005)

This document is attached to the Certificate.

-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 250131 5 AUG 2005
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

MINISTRY OF FOREIGN AFFAIRS

080494

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Ms. Sumitra Chuenchomchat)

P:\Suthasa\trans\SCB Certificate\SCBCBR4\SCBCBR.DOC

สำเนาเอกสารนี้แนบท้ายหนังสือรับรอง

นางนิลาวรรณ กอบเกื้อชัยพงษ์

นายทะเบียน

กรมพัฒนาธุรกิจการค้า

วัตถุประสงค์ของบริษัทมีจำนวน 9 ข้อ ดังต่อไปนี้

(9) ออกหลักทรัพย์ประเภทหุ้น หุ้นกู้ หน่วยลงทุน ใบสำคัญแสดงสิทธิที่จะซื้อหลักทรัพย์ทุกประเภท ตั๋วเงิน หลักทรัพย์หรือตราสารประเภทอื่นใด และไม่ว่าจะมีลักษณะเป็นเช่นใด ตามที่ได้รับอนุญาต หรือตามที่กำหนดไว้หรือจะกำหนดขึ้นต่อไปโดยกฎหมายว่าด้วยบริษัทมหาชนจำกัด กฎหมายว่าด้วยหลักทรัพย์และตลาดหลักทรัพย์ หรือกฎหมายอื่นใด เพื่อเสนอขายต่อผู้ถือหุ้น ประชาชน หรือบุคคลใด ๆ ทั้งนี้โดยมีราคาตามมูลค่าของตราสารหรือหลักทรัพย์ที่ตั้งหรือกำหนดไว้หรือโดยการให้ส่วนลดหรือในราคาที่สูงกว่าก็ได้

No. 250132 5 AUG 2005
BANGKOK

CERTIFIED TRUE COPY

กระทรวงการต่างประเทศ
MINISTRY OF FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

080495

-Translation -

Registered on July 26, B.E. 2548 (A.D. 2005)

Form Bor Mor Jor. 005

Page 1 of 1 page
Document attached to the application no.75480726-84

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 33,768,729,750 Baht (Thirty Three Thousand Seven Hundred Sixty Eight Million Seven Hundred Twenty Nine Thousand Seven Hundred and Fifty Baht)

2. Total amount of shares distributed 3,376,872,975 shares (Three Thousand Three Hundred Seventy Six Million Eight Hundred Seventy Two Thousand Nine Hundred and Seventy Five shares)

Categorized into

(a) Shares to be paid-up in money

Ordinary share 1,765,885,624 shares (One Thousand Seven Hundred Sixty Five Million Eight Hundred Eighty Five Thousand Six Hundred and Twenty Four shares)

Preference share 1,610,987,351 shares (One Thousand Six Hundred Ten Million Nine Hundred Eighty Seven Thousand Three Hundred and Fifty One shares)

(b) Shares to be paid-up other than in money

Ordinary share - share (-)

Preference share - share (-)

(c) Shares to be paid-up other than specified in (a) and (b)

Ordinary share - share (-)

Preference share - share (-)

P:\Suthang\trans\SCB Certificate\SCBCER4BMJ005.doc

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Ms. Sumitra Chuenchomchat)

...ing details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling __-__ page

Garuda Emblem
No. Gor 48779 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on July 26, B.E. 2548 (A.D. 2005), issued on July 26, B.E. 2548 (A.D. 2005)
(Signature)
Mrs. Nilawan Kobkuachaiyapong
Registrar

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

No. 250133 5 AUG 2005
BANGKOK
SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

080496

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Ms. Sumitra Chuenchomchat)

P:\Suthang\trans\SCB Certificate\SCBCBR4\BMJ005.doc

No. 250134 5 AUG 2005

BANGKOK

CERTIFIED TRUE COPY

(MR. SARASNANT MUNGKANDI)

Legal Officer 5

Department of Consular Affairs

Ministry of Foreign Affairs of Thailand

080497